SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM N-14
                              REGISTRATION STATEMENT
                                      UNDER
                            THE SECURITIES ACT OF 1933
    X     Pre-Effective Amendment No. 3
                            Post-Effective Amendment No.
                   ------                                -----

                                 BLANCHARD FUNDS
                (Exact Name of Registrant as Specified in Charter)


                                  (412) 288-1900
                         (Area Code and Telephone Number)


                            Federated Investors Tower
                       Pittsburgh, Pennsylvania 15222-3779
                     (Address of Principal Executive Offices)


                            JOHN W. MCGONIGLE, ESQUIRE
                            Federated Investors Tower
                       Pittsburgh, Pennsylvania 15222-3779
                     (Name and Address of Agent for Service)
                                     Copy to:

                           Matthew G. Maloney, Esquire
                        Dickstein, Shapiro & Morin, L.L.P.
                               2101 L Street, N.W.
                             Washington, D.C.  20037


       It is proposed that this filing will become effective on December 20, 1995 pursuant to Rule 488. (Approximate Date of Proposed Public Offering)

       An indefinite amount of the Registrant's securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under The Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time. A Rule 24f-2 notice for the Registrant for the year ended April 30, 1995 was filed on June 27, 1995.

                              CROSS REFERENCE SHEET
Pursuant to Item 1(a) of Form N-14 Showing Location in Prospectus of Information Required by
Form N-14

Item of Part A of Form N-14 and Caption Caption or Location in Prospectus

1. Beginning of Registration Statement
   and Outside Front Cover Page of
   Prospectus ................     Cross Reference Sheet; Cover Page

2. Beginning and Outside
   Back Cover Page of Prospectus        Table of Contents

3. Synopsis Information
   and Risk Factors ..........     Summary; Risk Factors

4. Information About the
   Transaction ...............     Information About the Reorganization

5. Information About the Registrant          Information About Blanchard Funds,
                                   Short-Term Flexible, and Short-Term Global

6. Information About the Company
   Being Acquired ............     Information About Blanchard Funds, Short-Term
                                   Flexible, and Short-Term Global

7. Voting Information ........     Voting Information

8. Interest of Certain Persons and Experts        Not Applicable

9. Additional Information Required
   for Reoffering by Persons Deemed
   to be Underwriters ........     Not Applicable

                                                        Caption or Location in
Item of Part B of Form N-14 and Caption
Statement of Additional Information

10.    Cover Page                  Cover Page

11.   Table of Contents            Table of Contents

12.  Additional Information About  Statement of Additional
         the  Registrant           Information of Blanchard Short-Term
                                   Flexible Income  Fund,
                                   dated August 7, 1995

13. Additional Information About   Statement of Additional
         the Company Being AcquiredInformation of Blanchard Short-Term
                                   Global Income Fund,
                                   dated August 7, 1995

14. Financial Statements           Financial Statements of  Blanchard Short-Term
Global Income                      Fund, dated April 30, 1995;
                                   Financial Statements of Blanchard  Short-Term
Flexible Income Fund,              dated April 30, 1995; Pro Forma
                                   Financial Statements



                                     LOGO

                           BLANCHARD GROUP OF FUNDS
                                VERY IMPORTANT

                         Enclosed is a proxy vote card
                        which requires your signature.

                    It has to do with the pending merger of
                  the Blanchard Short-Term Global Income Fund
              into the Blanchard Short-Term Flexible Income Fund.

                    PLEASE REVIEW AND CAST YOUR VOTE TODAY!

Dear Valued Shareholder:

  As you may be aware, there have been a number of exciting developments in regards to the Blanchard Group of Funds in recent months. One of the benefits has been that the management and Trustees have identified a number of changes which they feel will either enhance performance, reduce expenses, or expand the services offered to Blanchard fund shareholders.

  I am writing you today to inform you of a recommended change which affects your Blanchard Short-Term Global Income Fund.

  ^Namely, the Board of Trustees has unanimously recommended a merger of the Blanchard Short-Term Global Income Fund into the Blanchard Short-Term Flexible Income Fund.

                    A MORE APPROPRIATE INVESTMENT STRATEGY

  The reasons for the proposed merger can be best summed up as follows: while both Funds have similar investment objectives--helping investors to earn a solid level of income while enjoying a relative stability of principal--the Blanchard Short-Term Flexible Income Fund appears to be better positioned to meet this objective on an ongoing basis.

  This is because the costs associated with hedging the foreign currency component of the Blanchard Short-Term Global Income Fund have reached a level at which we believe it is no longer in the best interest of the shareholders to continue utilizing the same portfolio strategy.


  By contrast, while the Blanchard Short-Term Flexible Income Fund enjoys the ability to invest in overseas markets, and to hedge those investments, the portfolio strategy revolves around utilizing a high-quality blended portfolio that concentrates on U.S. markets. The Fund, which was established April 16, 1993, has an unbroken record of paying monthly dividends and an exceptional record of stability of principal.

                       A COMPARISON OF PAST PERFORMANCE

  Below are data which compare the performance of the Blanchard Short-Term Global Income Fund (BSTGIF) with the Blanchard Short-Term Flexible Income Fund (BSTFIF).

  While past performance is no guarantee of future results, you can see the success which has been attained by the BSTFIF as compared to the BSTGIF over the past few years.

  You may wish to note that the BSTFIF has had a positive total return in each calendar year as traced from April 16, 1993 through November 30, 1995--a time period which included one of the worst bear bond markets in history in which only a handful of U.S. fixed income funds had positive total returns.

TOTAL RETURNS BY FUND EACH YEAR

    [See Appendix A]

Other important performance numbers of which you should be aware . . .

  ^The one-year average annual return of the Blanchard Short-Term
   Flexible Income Fund through 9/30/95 is 7.69% vs. 2.61%* for the Blanchard Short-Term Global Income Fund.

  ^Since the Blanchard Short-Term Flexible Income Fund's inception on
   4/16/93 through 11/30/95, the total return of the Fund is 14.15% vs. 21.67%*, since its inception 1/8/91, for the Blanchard Short-Term Global Income Fund.

  ^The 30-day yield as of 11/30/95 for the Blanchard Short-Term Flexible
   Income Fund is 6.12% vs. 5.84%* for the Blanchard Short-Term Global Income Fund.


  (For the Blanchard Short-Term Flexible Income Fund, the average annual return since inception, 4/16/93, through 9/30/95 is 4.30%. For the Blanchard Short-Term Global Income Fund, the average annual return since inception, 1/8/91, through 9/30/95 is 3.87%.)

  Naturally, as with all bond funds, the yield, investment return and principal value of both the Blanchard Short-Term Flexible Income Fund and the Blanchard Short-Term Global Income Fund will vary with changing market conditions so that shares, when redeemed, may be worth more or less than their original purchase price.

           THE BOARD OF TRUSTEES RECOMMEND VOTING "FOR" THIS MERGER

  Enclosed with this letter is a proxy and a voting card. It is very important that you fill out and return the voting card ASAP. Only then can we move ahead with proposed changes. In addition to an investment strategy that appears more appropriate for today's global economic environment, there are three more reasons we believe this merger is in your best interest:

1. This merger of assets is tax-free, so there are no taxable consequences for you.

2. The increased asset size of the combined fund will result in an expense ratio that is lower than that of the Blanchard Short-Term Global Income Fund, which will be dissolved upon the successful conclusion of the merger.

3. You will continue to enjoy all of the same shareholder privileges, including free check writing, free telephone switches between Blanchard mutual funds, free telephone redemptions, and convenient monthly account statements.

  It is for all of these reasons that the Board of Trustees has unanimously voted to recommend that you vote "FOR" the merger.

--------

* The returns and yield quoted above for the Blanchard Short-Term Flexible Income Fund do not reflect certain management fees which were waived during the period. If reflected, the returns and yield would be lower. The returns and yield quoted above for the Blanchard Short-Term Global Income Fund do not reflect the one-time account opening fee which was charged at the Fund's inception, but is no longer charged. If reflected, the returns and yield would be lower. Average annual return numbers are total return annualized and compounded, and assume reinvestment of all distributions.



                              PLEASE VOTE TODAY!
  Because shareholder approval is required for this Fund merger, your individual vote is of critical importance. This gives you an important say in the management of your investment.

  ^A voting card is enclosed. It is essential that you mark your card in the appropriate space and return it in the postage-paid envelope provided.


  Only by voting will this merger be able to move ahead. If the proxy is approved, the merger of the Blanchard Short-Term Global Income Fund into the Blanchard Short-Term Flexible Income Fund is scheduled to be completed February 9, 1996.

  If a majority of shareholders do not return their votes, additional proxy statements must be sent out, costing money, as well as valuable time. In addition, as the meeting date approaches, the Investors' Services staff may call you to remind you to send in your proxy voting card. So please, take a few moments now to fill out and return the enclosed proxy voting card, while the material is at hand.

  Before voting, please refer to the sections of the Blanchard Group of Funds' prospectus which contains more complete details on investment objectives, management fees, risks and expenses for both the Blanchard Short-Term Flexible Income Fund and, for comparison purposes, the Blanchard Short-Term Global Income Fund.

  For your information, a fact sheet on the Blanchard Short-Term Flexible Income Fund is enclosed. If you have additional questions on the voting process, or on the Fund, please call 1-800-829-3863. A friendly and experienced Investors' Services Representative will be standing by between 9:00 a.m. and 5:30 p.m., EST.

  Please vote your proxy today. Thank you for your continued confidence in the Blanchard Group of Funds.
                                     Sincerely,

                                     Blanchard Short-Term Global Income Fund


                                     Michael Freedman
                                     Executive Vice-President
                                     Signet Financial Services, Inc.

  The Blanchard Group of Funds are distributed by Federated Securities Corp. and are advised by Virtus Capital Management, Inc.

 THE BLANCHARD GROUP OF FUNDS ARE NOT DEPOSITS, OBLIGATIONS OF, OR GUARANTEED BY ANY BANK OR OTHER FINANCIAL INSTITUTION, AND ARE NOT INSURED BY THE FDIC OR AND FEDERAL AGENCY. IN ADDITION, THEY INVOLVE RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL INVESTED.


LOGO   FEDERATED SECURITIES CORP.
       --------------------------
       Distributor

       A subsidiary of FEDERATED INVESTORS

       FEDERATED INVESTORS TOWER
       PITTSBURGH, PA  15222-3779




                                   LOGO

                              BLANCHARD SHORT-TERM
                              FLEXIBLE INCOME FUND

              ABOUT THE BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND
                 (formerly the Blanchard Short-Term Bond Fund)

INVESTMENT OBJECTIVE:

  To produce a solid level of income for investors, while maintaining a stable principal value. Since inception, 4/16/93, the share price of the Fund has fluctuated no more than 4% up or down.

  1)  Month end share prices for the BSTFIF:



                              [GRAPH]

                           [See Appendix B]
While past performance is no guarantee of future results . . .

   IN 1994, THE MOST VOLATILE YEAR FOR BONDS IN RECORDED HISTORY, THE BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND WAS ONE OF ONLY 214 FIXED INCOME FUNDS TO HAVE TURNED IN A POSITIVE PERFORMANCE OUT OF 3,233 FIXED INCOME FUNDS TRACKED BY LIPPER ANALYTICAL SERVICES.

PORTFOLIO ADVISER:

  The Fund's portfolio is managed by OFFITBANK, one of the nation's premier private trust banks. OFFITBANK specializes in the management of fixed income portfolios for a clientele comprised of wealthy family groups, corporate pension plans and non-profit organizations. OFFITBANK currently manages over $6 billion in globally diversified fixed income investments. Jack D. Burks, Managing Director of OFFITBANK, has over ten years of experience in fixed income portfolio management, and is responsible for the day-to-day management of the Fund's portfolio.



PORTFOLIO QUALITY:

  While the Fund has the flexibility to invest across the spectrum of fixed income investments, including all grades of U.S. Treasuries, GNMAs, asset-backed securities, corporate bonds and, when appropriate, foreign issues, the Fund places an emphasis on quality. Since inception, the dollar-weighted average quality rating of the fixed income investments in the Fund's portfolio has been consistently maintained at "A" or better.

PORTFOLIO MATURITY:

  The Blanchard Flexible Short-Term Income Fund has been designed to serve the needs of cautious investors interested in higher income, but who are concerned about the prospect of rising interest rates.

  Historically, the price of shorter-term fixed income securities has been far less volatile than longer-term securities. Especially in a rising interest rate environment. That's why the dollar-weighted average portfolio maturity of the Blanchard Flexible Short-Term Income Fund will normally not exceed 3 years.

RISK MANAGEMENT:

  One of the primary reasons that OFFITBANK was chosen as portfolio manager is because of their expertise in the risk management of fixed income portfolios. With the Blanchard Flexible Short-Term Income Fund they utilize a number of important tools in the attempt to better manage risk:

  ^A short maturity portfolio, offering more price stability than longer-term bonds.

  ^ Diversification between fixed income sectors and issues--including the ability to shift a portion of the Fund's assets overseas if market conditions warrant.

  ^  An emphasis on quality--with a current high "A" average portfolio rating.

  Of course, past performance, no matter how strong, is not an assurance of future success. There can never be a guarantee that the Fund will meet the objective of higher yields and a stable share price. The Fund's yield, investment return and principal value will vary with changing market conditions so that shares, when redeemed, may be worth more or less than their original purchase price.

FOR MORE INFORMATION ON THE BLANCHARD FLEXIBLE SHORT-TERM INCOME FUND, CALL INVESTORS' SERVICES AT 1-800-829-3863.

The Blanchard Group of Funds are available through Signet Financial Services, Inc., and are advised by Virtus Capital Management, Inc. an affiliate of Signet Financial Services, Inc. (1107) 03PR1095

 PRODUCTS OFFERED THROUGH SIGNET FINANCIAL SERVICES, INC., ARE NOT DEPOSITS, OBLIGATIONS OF, OR GUARANTEED BY SIGNET FINANCIAL SERVICES, INC., ANY BANK OR OTHER FINANCIAL INSTITUTION, AND ARE NOT INSURED BY THE FDIC OR ANY FEDERAL AGENCY. IN ADDITION, THEY INVOLVE RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTED.


                                     LOGO

                                BLANCHARD FUNDS

                           FEDERATED INVESTORS TOWER
                      PITTSBURGH, PENNSYLVANIA 15222-3779

                  NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
          TO SHAREHOLDERS OF BLANCHARD SHORT-TERM GLOBAL INCOME FUND:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Blanchard Short-Term Global Income Fund ("Short-Term Global"), a portfolio of Blanchard Funds, will be held at 2:00 p.m. on February 9, 1996 at Federated Investors Tower, 19th Floor, Pittsburgh, Pennsylvania 15222-3779 for the following purposes:

  1. To approve or disapprove a proposed agreement pursuant to which Blanchard Short-Term Flexible Income Fund (formerly known as Blanchard Short-Term Bond Fund) would acquire all of Short-Term Global's assets in exchange for shares of Blanchard Short-Term Flexible Income Fund ("Short-Term Flexible Shares"). Short-Term Global would then distribute the Short-Term Flexible Shares so received pro rata to its shareholders and would terminate its existence; and

  2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                                          By Order of the Board of Trustees,

                                               John W. McGonigle
Dated: December 22, 1995                           Secretary

  Shareholders of record at the close of business December 12, 1995 are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.
 TO SECURE THE LARGEST POSSIBLE REPRESENTATION AND TO SAVE THE EXPENSE OF FURTHER MAILINGS, PLEASE MARK YOUR PROXY CARD, SIGN IT, AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME AT OR BEFORE THE MEETING OR VOTE IN PERSON IF YOU ATTEND THE MEETING.



                          PROSPECTUS/PROXY STATEMENT

                            DECEMBER 20, 1995

                         ACQUISITION OF THE ASSETS OF

                    BLANCHARD SHORT-TERM GLOBAL INCOME FUND
                            ("SHORT-TERM GLOBAL"),

                       BY AND IN EXCHANGE FOR SHARES OF

                   BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND
                            ("SHORT-TERM FLEXIBLE")
                  (FORMERLY, BLANCHARD SHORT-TERM BOND FUND),
                      EACH A PORTFOLIO OF BLANCHARD FUNDS
                           FEDERATED INVESTORS TOWER
                      PITTSBURGH, PENNSYLVANIA 15222-3779
                       TELEPHONE NUMBER: 1-800-829-3863

  This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Short-Term Flexible would acquire all of the assets of Short-Term Global, in exchange for Short-Term Flexible Shares. These shares would then be distributed pro rata by Short-Term Global to its shareholders, and as a result, each Short-Term Global shareholder will own Short-Term Flexible shares having a total net asset value equal to the total net asset value of his or her holdings in Short-Term Global. The Plan would result in the complete liquidation and the termination of Short-Term Global.

  Blanchard Funds is an open-end management investment company which currently includes ten portfolios, each of which has a distinct investment objective. The investment objective of Short-Term Flexible is a high level of current income consistent with preservation of capital through investing primarily in a broad range of short-term debt securities. The investment objective of Short-Term Global is high current income with minimum risk of principal and relative stability of net asset value. Both Funds invest primarily in investment grade short-term debt securities. For a comparison of the investment policies of the Funds, see "Summary-Investment Objectives, Policies, and Limitations."

  This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about Blanchard Funds and Short-Term Flexible that a prospective investor should know before investing in Short-Term Flexible. This Prospectus/Proxy Statement is accompanied by the Prospectus of Short-Term Flexible and Short-Term Global dated August 7, 1995, which is incorporated herein by reference. The Statements of Additional Information for Short-Term Flexible and Short-Term Global, each dated August 7, 1995 (relating to the Prospectuses of Short-Term Flexible and Short-Term Global, respectively, of the same date) and December 20, 1995 (relating to this Prospectus/Proxy Statement), and the Annual Report of Short-Term Flexible for the fiscal year ended April 30, 1995, all containing additional information have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information and Annual Report may be obtained without charge by calling the Funds at the telephone number shown above.


  THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF SIGNET BANK OR ANY OF ITS AFFILIATES, OR OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY SIGNET BANK OR ANY OF ITS AFFILIATES, OR BY ANY BANK, AND ARE NOT OBLIGATIONS OF, GUARANTEED BY OR INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               TABLE OF CONTENTS

Summary....................................................................    2
Risk Factors...............................................................    7
Information About the Reorganization.......................................    8
Information About Blanchard Funds, Short-Term Flexible and Short-Term Glob-
 al........................................................................   11
Voting Information.........................................................   11
Exhibit A--Agreement and Plan of Reorganization............................  A-1




SUMMARY OF FUND EXPENSES
-------------------------------------------------------------------------------

                                                                      Combined
                                                                     Short-Term
                                                   Short-  Short-     Global/
                                                    Term    Term     Short-Term
                                                   Global Flexible    Flexible
        SHAREHOLDER TRANSACTION EXPENSES           ------ --------   ----------
Maximum Sales Load Imposed on Purchases
 (as a percentage of offering price).............   None    None        None
Maximum Sales Load Imposed on Reinvested Divi-
 dends
 (as a percentage of offering price).............   None    None        None
Contingent Deferred Sales Charge (as a percentage
 of original
 purchase price or redemption proceeds, as appli-
 cable)..........................................   None    None        None
Redemption Fees (as a percentage of amount re-
 deemed, if applicable)..........................   None    None        None
Exchange Fee.....................................   None    None        None
            ANNUAL OPERATING EXPENSES
(as a percentage of projected average net assets)
Management Fee (after waiver) (1)................   0.71%   0.17%(2)    0.60%
12b-1 Fee (after waiver) (3).....................   0.24%   0.23%       0.25%
Total Other Expenses.............................   0.56%   0.98%       0.53%
    Total Fund Operating Expenses (4)............   1.51%   1.38%       1.38%(5)


(1) The management fee has been reduced to reflect the voluntary waiver of a portion of the management fee by the investment adviser. The adviser can terminate this voluntary waiver at any time at its sole discretion. The maximum management fee is 0.75%.

(2) VCM has conditioned its right to receive a portion of any earned but deferred fees and expenses based upon this Fund reaching and maintaining a certain level of net assets. Effective November 30, 1995, the provision has been discontinued. See "Management of the Funds."

(3) The maximum 12b-1 fee is 0.25%.

(4) The Total Fund Operating Expenses for the fiscal year ended April 30, 1995 would have been 1.56% and 2.13% for Short-Term Global and Short-Term Flexible, respectively, absent the voluntary waivers of portions of the management fees and distribution fees.

(5) VCM has agreed to cap the Fund's total operating expenses until July 11, 1997 so that the expense ratio will not exceed the Fund expense ratio for the fiscal year ended April 30, 1995.

  TOTAL EXPENSES FOR SHORT-TERM FLEXIBLE ARE ESTIMATED BASED ON AVERAGE EXPENSES EXPECTED TO BE INCURRED DURING THE FISCAL YEAR ENDING APRIL 30, 1996. DURING THE COURSE OF THIS PERIOD, EXPENSES MAY BE MORE OR LESS THAN THE AVERAGE AMOUNT SHOWN.

  THE PURPOSE OF THIS TABLE IS TO ASSIST AN INVESTOR IN UNDERSTANDING THE VARIOUS COSTS AND EXPENSES THAT A SHAREHOLDER OF THE FUND WILL BEAR, EITHER DIRECTLY OR INDIRECTLY. FOR MORE COMPLETE DESCRIPTIONS OF THE VARIOUS COSTS AND EXPENSES, SEE "THE BLANCHARD FUNDS INFORMATION" AND "INVESTING IN THE FUND." WIRE-TRANSFERRED REDEMPTIONS MAY BE SUBJECT TO ADDITIONAL FEES.

EXAMPLE                                          1 year 3 years 5 years 10 years
-------                                          ------ ------- ------- --------
You would pay the following expenses on a
$1,000 investment assuming (1) 5% annual return
and (2) redemption at the end of each time pe-
riod. The Fund charges no redemption fees
 Short-Term Global.............................   $16     $49     $84     $183
 Short-Term Flexible...........................   $14     $44     $76     $169
 Combined Short-Term Global/Short-Term Flexi-
 ble...........................................   $14     $44     $76     $169


  THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE IS BASED ON ESTIMATED DATA FOR THE FUNDS' FISCAL YEAR ENDING APRIL 30, 1996.


                                    SUMMARY

ABOUT THE PROPOSED REORGANIZATION

  The Board of Trustees of Blanchard Funds has voted to recommend to shareholders of Short-Term Global the approval of a Plan whereby Short-Term Flexible would acquire all of the assets of Short-Term Global in exchange for shares of Short-Term Flexible. These shares would thereupon be distributed pro rata by Short-Term Global to its shareholders and, as a result, each shareholder of Short-Term Global will become the owner of Short-Term Flexible shares having a total net asset value equal to the total net asset value of his or her holdings in Short-Term Global. These transactions (referred to as the "Reorganization") would result in the complete liquidation and the termination of Short-Term Global.

  As a condition to the Reorganization transactions, Blanchard Funds will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code so that no gain or loss will be recognized by either Short-Term Flexible or Short-Term Global or their shareholders. The tax cost basis of the Short-Term Flexible shares received by Short-Term Global shareholders will be the same as the tax cost basis of their shares in Short-Term Global.

  In recommending the Reorganization, the Blanchard Funds' investment adviser, Virtus Capital Management, Inc., and the Board of Trustees of Blanchard Funds, considered the fact that Short-Term Flexible, which has an investment objective similar to that of Short-Term Global, has been more effective in producing price stability and acceptable total returns than has Short-Term Global, and have concluded that economies of scale, and potentially lower expense ratios, could be realized by transferring the assets of Short-Term Global into Short-Term Flexible.

  The following discussion compares certain key aspects of Short-Term Flexible and Short-Term Global (collectively, the "Funds").

INVESTMENT OBJECTIVES, POLICIES, AND LIMITATIONS

  The investment objectives of Short-Term Global and Short-Term Flexible are substantially identical. Short-Term Global seeks to produce high current income with minimum risk of principal and relative stability of net asset value. Short-Term Flexible seeks to provide a high level of current income consistent with preservation of capital. Both Funds intend that the dollar-weighted average maturity of their portfolios will not normally exceed three years.

  Short-Term Flexible pursues its investment objective by investing at least 80% of its assets in U.S. debt securities, and may invest up to 20% of its assets in foreign debt securities. Short-Term Global is managed in accordance with a global investment strategy, with Short-Term Global's assets being allocated among securities denominated in the U.S. dollar as well as the currencies of a number of foreign countries.

  Short-Term Flexible will normally invest 65% of its assets in investment grade debt securities, which are securities rated at least Baa by Moody's Investors Service, Inc. ("Moody's") or at least BBB by Standard & Poor's Ratings Group ("S&P"), and may invest up to 34.9% of its assets in securities rated as low as Caa by Moody's or Ccc by S&P (commonly called "junk bonds" or "high yield, high risk bonds"). Short-Term Global will invest primarily in investment grade debt securities, but may invest up to 10% of its assets in debt securities rated as low as Ba by Moody's or BB by S&P (i.e., "junk bonds" or "high yield, high risk bonds"). If a debt security is downgraded below the minimum standard specified for investment, the Funds are not required to sell the security from its portfolio; however, the adviser will endeavor to dispose of the security as soon as practicable thereafter, taking into account existing market conditions and the cost of such sales including potential losses.

  Short-Term Flexible's portfolio consists of the following categories of U.S. and foreign debt securities: bonds, notes, mortgage securities, asset-backed securities, government and government agency obligations, zero coupon securities, convertible securities, and short-term obligations such as banker's acceptances, certificates of deposits and commercial paper. Short-Term Global's portfolio consists of the following categories of debt securities: U.S. government securities, obligations of foreign governments and supra-national organizations, corporate debt securities, certificates of deposit, banker's acceptances, and commercial paper. Prior to the date of the reorganization, Short-Term Global will restructure its portfolio so that its investments will conform at the effective time of the reorganization to those permitted to be held by Short-Term Flexible. Both Funds may, on a substantially similar basis, enter into repurchase agreements, futures contracts, options on futures contracts, options on foreign currencies, options on portfolio securities, and forward foreign currency exchange contracts.

  Short-Term Flexible and Short-Term Global are subject to certain investment limitations. The investment limitations of the two funds are substantially identical. These limitations include provisions that, in effect, prohibit either fund from: selling any securities short or purchasing any securities on margin; issuing senior securities, except that each fund may borrow up to 20% of the value of its total assets; mortgaging, pledging, or hypothecating any assets except to secure permitted borrowings; and lending any of their respective assets, except portfolio securities up to one-third of the value of their total assets or investing more than 10% of the value of their respective net assets in illiquid securities.

  Reference is hereby made to the Prospectuses and the Statements of Additional Information of Short-Term Flexible and Short-Term Global, all dated August 7, 1995, which set forth in full the investment objectives, policies and investment limitations of both funds and which are incorporated by reference herein.

DISTRIBUTION ARRANGEMENTS

  Federated Securities Corp. is the principal distributor for shares of Blanchard Funds. Under distribution plans adopted in accordance with Investment Company Act Rule 12b-1 (the "12b-1 Plan"), Short-Term Flexible and Short-Term Global may each pay to Federated Securities Corp. an amount computed at an annual rate of 0.25 of 1% of each respective Fund's average daily net assets to finance any activity which is principally intended to result in the sale of shares subject to the 12b-1 Plan. Currently, Short-Term Flexible and Short-Term Global are paying fees under the 12b-1 Plan at an annual rate of 0.23 of 1% and 0.24 of 1%, respectively, of such respective Fund's average daily net assets. Short-Term Flexible will not, as a result of the reorganization, assume any liabilities or make any voluntary reimbursements on account of Short-Term Global's 12b-1 Plan.



ADVISORY AND OTHER FEES

  Virtus Capital Management, Inc. ("VCM"), a Maryland corporation and a wholly-owned subsidiary of Signet Banking Corporation provides overall management services for Short-Term Flexible and Short-Term Global. In carrying out its obligations, VCM shall: (i) provide or arrange for investment research and supervision of the Funds; (ii) select and evaluate the performance of the Funds' Portfolio Advisers (if any); (iii) select and evaluate the performance of the administrator; and (iv) conduct or arrange for a continuous program of appropriate sale or other distribution and reinvestment of a Fund's assets. VCM is entitled to receive an annual management fee equal to 0.75 of 1% of each Fund's average daily net assets. The fee payable to VCM by Short-Term Flexible and Short-Term Global, while higher than the investment advisory fees paid by other mutual funds in general, is comparable to fees paid by other mutual funds with similar policies and objectives. Currently, Short-Term Flexible and Short-Term Global are paying management fees of 0.17 of 1% and
0.71 of 1%, respectively. See also the "Summary of Fund Expenses." VCM has undertaken to reimburse each Fund, up to the amount of its management fee, for operating expenses in excess of limitations established by certain states. VCM may further voluntarily waive a portion of its fee or reimburse either Fund for certain operating expenses. This agreement to waive fees or reimburse expenses may be terminated by VCM at any time in its discretion.

  VCM selects, monitors and evaluates the Portfolio Advisers to Short-Term Flexible and Short-Term Global. The Portfolio Advisers--OFFITBANK, in the case of Short-Term Flexible, and Lombard Odier International Portfolio Limited ("Lombard Odier"), in the case of Short-Term Global, receive sub-advisory fees from VCM at the annual rate of, in the case of OFFITBANK, .30% of the first
$25 million of Short-Term Flexible's average daily net assets; .25% of the next $25 million of average daily net assets; and .20% of average daily net assets in excess of $50 million; and, in the case of Lombard Odier, at the annual rate of .35% of the first $10 million of Short-Term Global's average daily net assets; .30% of the next $10 million of average daily net assets;
 .25% of the next $10 million of average daily net assets; .20% of the next $10 million of average daily net assets; and .15% of average daily net assets in excess of $40 million.

  Jack D. Burks, Managing Director of OFFITBANK, has over ten years of experience in fixed income portfolio management and is responsible for the day-to-day management of Short-Term Flexible's portfolio. Paul Abberly, a Director of Lombard Odier, has more than eight years of experience as a portfolio manager and is responsible for the day-to-day management of Short-Term Global's Portfolio.

  Federated Administrative Services, a subsidiary of Federated Investors, provides the Funds with certain administrative personnel and services necessary to operate the Funds. The rate charged for such administrative services is 0.15 of 1% of the first $250 million of average aggregate daily net assets of Blanchard Funds, 0.125 of 1% on the next $250 million, 0.10 of 1% on the next $250 million and 0.075 of 1% of average aggregate daily net assets of Blanchard Funds in excess of $750 million. The administrative fee received during any fiscal year shall be at least $75,000 per fund. During Blanchard's most recent fiscal year, neither Short-Term Flexible nor Short-Term Global incurred an administrative fee, because the agreement with Federated Administrative Services did not commence until after the close of such fiscal year. Short-Term Flexible estimates that its administrative fee expense for the current fiscal year will be 0.35 of 1% of its average aggregate daily net assets. Short-Term Global estimates that its administrative fee expense for the current fiscal year will be 0.12 of 1% of its average aggregate daily net assets.

  The total annual operating expenses for Short-Term Flexible are expected to be 1.38% of average daily net assets and would be 2.23% of average daily net assets absent the voluntary waivers of portions of the 12b-1 fee and the advisory fee. The total annual operating expenses for Short-Term Global are expected to be 1.51% of average daily net assets.

PURCHASE AND REDEMPTION PROCEDURES
  Procedures for the purchase and redemption of shares of Short-Term Flexible are identical to procedures applicable to the purchase and redemption of Short-Term Global shares. For a complete description of the purchase and redemption procedures applicable to purchases and redemptions of shares, refer to the Prospectuses of the Funds dated August 7, 1995, which are incorporated herein by reference. Any questions about such procedures may be directed to, and assistance in effecting purchases, redemptions, or exchanges of shares may be obtained by calling 1-800-829-3863.

  Shares of Short-Term Flexible and Short-Term Global are sold on all business days except on days on which the New York Stock Exchange is closed and federal or state holidays restricting wire transfers. Shares are sold at their net asset value next determined after an order is received. The net asset value is calculated as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on days shares are sold. Purchases of shares of either Fund may be made by wire, by check, or by ACH. Orders are considered received after payment is converted into federal funds. The minimum initial investment in each of the Funds is $3,000, except for qualified pension Plans (IRAs, Keoghs, etc.), which require a minimum initial investment of $2,000.

  Redemption requests cannot be executed on days which the New York Stock Exchange is closed and federal or state holidays restricting wire transfers. Shares are redeemed at their net asset value next determined after the redemption request is received. Proceeds will be distributed by wire or check. Requests for redemption can be made by telephone or by mail as more particularly described in the above-referenced Prospectuses.

EXCHANGE PRIVILEGES

  Shareholders of Short-Term Flexible and Short-Term Global may exchange shares of Short-Term Flexible and Short-Term Global for shares of another Fund in the Blanchard Funds on the basis of relative net asset values per share at the time of exchange. No fees are charged in connection with the exchange. The dollar amount of an exchange must meet the initial investment requirement of the Fund into which the exchange is being made. All subsequent exchanges into that Fund must be at least $1,000.

  Shareholders of Short-Term Flexible and Short-Term Global may exchange shares of Short-Term Flexible or Short-Term Global for Investment Shares of The Virtus Funds, which also are managed by VCM, at net asset value. No fees are charged in connection with the exchange. The dollar amount of any exchange into a Virtus Fund must be at least $1,000.



TAX CONSEQUENCES

  As a condition to the Reorganization transactions, Blanchard Funds will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code so that no gain or loss will be recognized by either Short-Term Flexible or Short-Term Global or their respective shareholders. The tax cost basis of Short-Term Flexible shares received by Short-Term Global shareholders will be the same as the tax cost basis of their shares in Short-Term Global.

                                * * * * *



               MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

 THE VALUE OF A $10,000 INVESTMENT IN THE BLANCHARD SHORT-TERM BOND FUND

 inception 4/16/93 through 4/30/95 as compared to the Merrill Lynch Short-Term
                   Treasuries Index for the same period

                 [See Appendix C]


 * The average annual and total returns
 quoted above and the chart shown above do not reflect the deduction of management fees and some expenses which have been waived. If reflected, the returns, which also reflect reinvestment of distributions, would be lower.The total return incudes changes in principal value. Average annual return is total return annualized and compounded. Past performance is no guarantee of future results.

 +Source: Merrill Lynch Short-Term
 Treasury Index is an unmanaged index of
 U.S. Treasury bonds with maturities from 1 to 2.999 years. Unlike the BSTBF,
 Treasury bonds are guaranteed by the U.S.
 government.

 Source: Merrill Lynch Short-Term
 Government Corporate Index is an
 unmanaged index of corporate and
 government issues with maturities from 1 to 4.99 years.

 This chart is for comparative purposes
 only and is not intended to reflect
 future performance of the BSTBF, the
 indices, or Treasury bonds.

  The following information was included in Short-Term Flexible's Annual Report for the fiscal year ended April 30, 1995. (At the date of the Annual Report, Short-Term Flexible was known as Blanchard Short-Term Bond Fund.) The Management Discussion contained in the Annual Report in its entirety, is as follows:

  Thanks to an unprecedented series of interest rate hikes by Alan Greenspan and the Federal Reserve, 1994 was a very difficult year for bond markets. Even so, your Blanchard Short-Term Bond Fund was able to produce a positive total return of 1.02% for the 12 months ending 12/31/94, and 5.34% for the 12 months ending 4/30/95.

  This was no small feat, as only a total of 192 bond funds were able to claim a positive total return in 1994. That's out of a total universe of 2,959 bond funds tracked by Morningstar, Inc.

  Of course, past performance is no guarantee of future results. As with any fixed income investment, the Fund's yield, investment return and principal value will vary so that shares, when redeemed, may be worth more or less than their original purchase price.



  As you might surmise, we are very pleased with the result, as the overriding objective of your Fund is to provide a solid level of steady income while making every effort to preserve capital.

  We were able to produce such a result by investing the portfolio in high-quality bonds, and keeping its average portfolio maturity very short. We avoided the mistake of some short-term bond funds, which may have been imprudent in their exposure to riskier alternative markets, including even emerging market debt.

  So far, 1995 has been a far more positive environment for bond investors, allowing us to add a satisfactory level of capital gains to our income. Over the two years since its inception, your Fund has continued to provide a relatively stable share price and solid monthly income. As shown in the chart at the beginning of this letter, its performance compares favorably with the Merrill Lynch Short-Term Treasuries Index, an unmanaged index of U.S. Treasury Bonds which cannot be invested in directly. We have also compared performance to the Merrill Lynch Short-Term Government Corporate Index. We believe that, going forward, this index more closely approximates the portfolio make-up of your Blanchard Short-Term Bond Fund. Naturally, past performance is no guarantee of future results.

                              LOOKING AHEAD

  Following the strong bond rally early in 1995, we have become somewhat more cautious on a short-term basis. As a result, the Fund's conservative portfolio mandate should serve you well.

  Longer-term, however, we believe that interest rates have now settled in a lower range than they have been in several years. While inflation may move somewhat higher, we don't believe it will increase to any significant degree.

  In essence, we are currently enjoying what a number of analysts have come to call a "soft landing." In simple terms, this means that while economic activity will most likely regain some momentum, helped along by the recent decline in interest rates and by the decline in the value of the dollar, any such expansion should not accelerate to a worrisome level in the foreseeable future.

                                * * * * *

                                 RISK FACTORS

  Investment in Short-Term Flexible is subject to certain risks which are set forth in its Prospectus dated August 7, 1995, and its Statement of Additional Information dated August 7, 1995 and incorporated herein by reference thereto. Briefly, these risks include, but are not limited to, fluctuation of the value of shares of Short-Term Flexible; the ability of the issuers of securities owned by Short-Term Flexible to meet their obligations for the payment of principal and interest when due; unanticipated pre-payment of mortgages; uncertainty that a secondary market for options or for positions in futures contracts will exist at all times; imperfect correlation between financial futures and options on financial futures with the prices of the securities subject to the futures contracts which could cause a futures contract and any related options to react differently than the portfolio securities to market changes; the greater price volatility, lesser liquidity and greater risk of default of lower rated fixed income securities; and, with respect to foreign securities, the risks of currency fluctuation and imposition of currency exchange control regulation, the lack of information available concerning foreign issuers, the fact that foreign issuers are not subject to financial reporting standards comparable to those in the U.S. and the possibility of expropriation of assets and political instability. Investment in Short-Term Global carries risks of a substantially similar nature, as more fully described in its Prospectus dated August 7, 1995 and in its Statement of Additional Information dated August 7, 1995.

                     INFORMATION ABOUT THE REORGANIZATION

BACKGROUND AND REASONS FOR THE PROPOSED REORGANIZATION

  On July 12, 1995, VCM acquired the assets and business of Sheffield Management Co. ("Sheffield"), which was, until that time, manager of the Blanchard Funds. Upon succeeding Sheffield as manager, VCM conducted a review and evaluation of the viability of the portfolios of the Blanchard Funds. As a result of this review, VCM proposed to representatives of Short-Term Global that the Board consider a transfer of all of Short-Term Global's assets to Short-Term Flexible, which has an investment objective similar to that of Short-Term Global, and which, in VCM's opinion, has been more effective in producing share price stability and acceptable total returns than has Short-Term Global. In connection with this proposal, VCM emphasized that the combination of the two Funds would enable shareholders of both Funds to benefit from increased diversification. The Board of Trustees of Blanchard Funds and VCM have concluded that economies of scale, and potentially lower expense ratios, could be realized by transferring the assets of Short-Term Global into Short-Term Flexible.

  The Trustees also noted that the shareholders of both Short-Term Global and Short-Term Flexible will receive the quality portfolio advisory services of OFFITBANK, Short-Term Flexible's current Portfolio Adviser, following consummation of the Reorganization.

  The Trustees of Blanchard Funds, including the independent Trustees, have unanimously concluded that consummation of the Reorganization is in the best interests of Short-Term Flexible and Short-Term Global and the shareholders of Short-Term Flexible and Short-Term Global and that the interests of Short-Term Flexible and Short-Term Global shareholders would not be diluted as a result of effecting the Reorganization and have unanimously approved the Plan.

DESCRIPTION OF THE PLAN OF REORGANIZATION

  The Plan provides that on or about February 9, 1996 (the "Closing Date") Short-Term Flexible will acquire all of the assets of Short-Term Global in exchange for Short-Term Flexible shares to be distributed pro rata by Short-Term Global to its shareholders in complete liquidation and termination of Short-Term Global. Shareholders of Short-Term Global will become shareholders of Short-Term Flexible as of 4:00 p.m. (Eastern time) on the Closing Date and will begin accruing dividends on the next day. Shares of Short-Term Flexible received by Short-Term Global shareholders in connection with the acquisition of the assets of Short-Term Global will not be subject to a sales load. Shareholders of Short-Term Global will earn their last dividend from Short-Term Global on the Closing Date.

  Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to Blanchard Funds, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of Short-Term Global prior to the Closing Date by Blanchard Funds if it believes that consummation of the Reorganization would not be in the best interests of the shareholders of either Short-Term Global or Short-Term Flexible.

  VCM is responsible for the payment of all expenses of the Reorganization incurred by either Fund, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to shareholders of Short-Term Global and the costs of holding the Special Meeting of Shareholders.

  The foregoing brief summary of the Plan entered into between Short-Term Global and Short-Term Flexible is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

DESCRIPTION OF SHORT-TERM FLEXIBLE SHARES

  Shares of Short-Term Flexible to be issued to shareholders of Short-Term Global under the Plan will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of Short-Term Flexible dated August 7, 1995 provided herewith for additional information about Short-Term Flexible shares.
FEDERAL INCOME TAX CONSEQUENCES

  As a condition to the Reorganization transactions, Blanchard Funds will receive an opinion from Dickstein, Shapiro & Morin, L.L.P., counsel to Blanchard Funds, to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by Short-Term Flexible upon its receipt of Short-Term Global's assets solely in exchange for Short-Term Flexible shares; (3) no gain or loss will be recognized by Short-Term Global upon the transfer of its assets to Short-Term Flexible in exchange for Short-Term Flexible shares or upon the distribution (whether actual or constructive) of Short-Term Flexible shares to Short-Term Global shareholders in exchange for their shares of Short-Term Global; (4) no gain or loss will be recognized by shareholders of Short-Term Global upon the exchange of their Short-Term Global shares for Short-Term Flexible shares; (5) the tax basis of Short-Term Global's assets acquired by Short-Term Flexible will be the same as the tax basis of such assets to Short-Term Global immediately prior to the Reorganization; (6) the tax basis of Short-Term Flexible shares received by each shareholder of Short-Term Global pursuant to the Plan will be the same as the tax basis of Short-Term Global shares held by such shareholder immediately prior to the Reorganization; (7) the holding period of the assets of Short-Term Global in the hands of Short-Term Flexible will include the period during which those assets were held by Short-Term Global; and (8) the holding period of Short-Term Flexible shares received by each shareholder of Short-Term Global will include the period during which the Short-Term Global shares exchanged therefor were held by such shareholder, provided the Short-Term Global shares were held as capital assets on the date of the Reorganization.

COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS AND OBLIGATIONS
  Blanchard Funds is organized as a business trust pursuant to a Declaration of Trust under the laws of the Commonwealth of Massachusetts. The rights of shareholders of Short-Term Global and Short-Term Flexible as set forth in the Declaration of Trust are substantially identical. Set forth below is a brief summary of the significant rights of shareholders of Short-Term Global and Short-Term Flexible.

  Neither Fund is required to hold annual meetings of shareholders. Shareholder approval is necessary only for certain changes in operations or the election of trustees under certain circumstances. A special meeting of shareholders of either fund for any permissible purpose is required to be called by the Trustees upon the written request of the holders of at least 10% of the outstanding shares of the relevant Fund.

  Under certain circumstances, shareholders of Short-Term Global, Short-Term Flexible, or any other portfolio of Blanchard Funds may be held personally liable as partners under Massachusetts law for obligations of Blanchard Funds. To protect shareholders of all portfolios of Blanchard Funds, Blanchard Funds has filed legal documents with the Commonwealth of Massachusetts that expressly disclaim the liability of shareholders of portfolios of Blanchard Funds for such acts or obligations of Blanchard Funds. These documents require that notice of this disclaimer be given in each agreement, obligation or instrument of Blanchard Funds or its trustees enter into or sign on behalf of Blanchard Funds.

  In the unlikely event a shareholder of a portfolio of Blanchard Funds is held personally liable for obligations of Blanchard Funds, Blanchard Funds is required to use its property to protect or compensate the shareholder. On request, Blanchard Funds will defend any claims made and pay any judgment against a shareholder of a portfolio of Blanchard Funds for any act or obligation of Blanchard Funds. Therefore, financial loss resulting from liability as a shareholder of a portfolio of Blanchard Funds will occur only if Blanchard Funds cannot meet its obligation to indemnify shareholders and pay judgments against it from the assets of Blanchard Funds.

CAPITALIZATION

  The following table sets forth the capitalization of Short-Term Global and Short-Term Flexible as of September 30, 1995, and on a pro forma basis as of that date:

                                            SHORT-TERM  SHORT-TERM   PRO FORMA
                                              GLOBAL     FLEXIBLE     COMBINED
                                           ------------ ----------- ------------
Net Assets................................ $200,851,306 $20,739,907 $221,591,213
Shares Outstanding........................ 119,309,919   6,978,253   74,609,836
Price Per Share...........................    $1.68        $2.97       $2.97



 INFORMATION ABOUT BLANCHARD FUNDS, SHORT-TERM FLEXIBLE, AND SHORT-TERM GLOBAL

  Information about Blanchard Funds, Short-Term Flexible, and Short-Term Global is contained in their Prospectus dated August 7, 1995, which is incorporated by reference herein, and a copy of which is included herewith. Additional information about Short-Term Flexible is included in the Statements of Additional Information of Short-Term Flexible dated August 7, 1995 (relating to the Prospectus of Short-Term Flexible of the same date), and December 20, 1995 (relating to this Prospectus/Proxy Statement) which are incorporated herein by reference. Additional information about Short-Term Global is included in the Statement of Additional Information of Short-Term Global dated August 7, 1995 (relating to the prospectus of Short-Term Global of the same date) and December 20, 1995 (relating to this Prospectus/Proxy Statement), which are incorporated herein by reference. Copies of the Statements of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained without charge by contacting Blanchard Funds at 1-800-829-3863 or by writing to Signet Financial Services, Inc., 41 Madison Avenue, 24th Floor, New York, NY 10010.

  Blanchard Funds, on behalf of the Funds, are subject to the informational requirements of the Securities Act of 1933 (the "1933 Act"), the Securities Exchange Act of 1934 (the "1934 Act") and the Investment Company Act of 1940 (the "1940 Act") and in accordance therewith file reports and other information with the SEC. Reports, proxy and information statements and other information filed by Blanchard Funds, on behalf of the Funds, can be obtained by calling or writing to Blanchard Funds and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60621 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

  This Prospectus/Proxy Statement and the related Statement of Additional Information do not contain all of the information set forth in the registration statement that Blanchard Funds have filed with the SEC under the 1933 Act to which reference is hereby made. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC. The SEC file number for Blanchard Funds' prospectuses and related Statements of Additional Information which are incorporated by reference herein is Registration No. 33-3165.

                              VOTING INFORMATION

  This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Trustees of Short-Term Global of proxies for use at the Special Meeting of Shareholders (the "Meeting") to be held on February 9, 1996 and at any adjournment thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of Blanchard Funds an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Meeting.

  The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by VCM. In addition to solicitations through the mails, proxies may be solicited by officers, employees and agents of Blanchard Funds and VCM at no additional cost to Blanchard Funds. Such solicitations may be made by telephone. VCM will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.

OUTSTANDING SHARES AND VOTING REQUIREMENTS

  The Board of Trustees has fixed the close of business on December 12, 1995 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting of Shareholders and any adjournment thereof. As of the record date, there were 109,906,898 shares of Short-Term Global outstanding. Each Short-Term Global share is entitled to one vote and fractional shares have proportionate voting rights. On the record date, no person owned of record, or to the knowledge of VCM, beneficially owned, 5% or more of Short-Term Global's outstanding shares. On the record date, the trustees and officers of Blanchard Funds as a group owned less than 1% of the outstanding shares of Short-Term Global.

  The votes of the shareholders of Short-Term Flexible are not being solicited, since their approval or consent is not necessary for approval of the Reorganization. As of the record date, there were 6,735,654 shares of Short-Term Flexible outstanding. On the record date, no person owned of record, or to the knowledge of VCM, beneficially owned, 5% or more of Short-Term Flexible's outstanding shares.

  Approval of the Plan requires the affirmative vote of the majority of Short-Term Global's outstanding shares. The votes of shareholders of Short-Term Flexible are not being solicited since their approval is not required in order to effect the Reorganization.

  A majority of the outstanding shares of Short-Term Global, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the proposed Reorganization. For purposes of determining the presence of a quorum, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Special Meeting. Under the Declaration of Trust, the approval of any action submitted to shareholders is determined on the basis of a majority of votes entitled to be cast at the Special Meeting.

DISSENTER'S RIGHT OF APPRAISAL

  Shareholders of Short-Term Global objecting to the Reorganization have no appraisal or dissenter's rights under the Declaration of Trust or Massachusetts law. Under the Plan, if approved by Short-Term Global shareholders, each Short-Term Global shareholder will become the owner of Short-Term Flexible shares having a total net asset value equal to the total net asset value of his or her holdings in Short-Term Global at the Closing Date.



OTHER MATTERS AND DISCRETION OF ATTORNEYS NAMED IN THE PROXY

  Management of Short-Term Global knows of no other matters that may properly be, or which are likely to be, brought before the meeting. However, if any other business shall properly come before the meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.

  If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the Shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment. A vote may be taken on one or more of the proposals in this proxy statement prior to any such adjournment if sufficient votes for its approval have been received and it is otherwise appropriate.

  So far as management is presently informed, there is no litigation pending or threatened against Blanchard Funds.

  Whether or not shareholders expect to attend the meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.


                                                                      EXHIBIT A

                     AGREEMENT AND PLAN OF REORGANIZATION

  AGREEMENT AND PLAN OF REORGANIZATION dated October 6, 1995 (the "Agreement"), between Blanchard Short-Term Flexible Income Fund (hereinafter called the "Acquiring Fund"), and Blanchard Short-Term Global Income Fund (hereinafter called the "Acquired Fund"). Both the Acquiring Fund and the Acquired Fund are portfolios of BLANCHARD FUNDS, a Massachusetts business trust (the "Trust").

  This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

  WHEREAS, the Trust is a registered open-end management investment company and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;

  WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue their shares of beneficial interest;

  WHEREAS, the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the Trust has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and

  WHEREAS, the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined under the 1940 Act), of the Trust has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

  NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:

  1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.

    1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the assets of the Acquired Fund, including all securities and cash, other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, and the Acquiring Fund agrees in exchange therefor (i) to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the Acquired Fund.

    1.2 The Acquired Fund will discharge all of its liabilities and obligations prior to the Closing Date.

    1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to Signet Trust Company, Richmond, Virginia, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of currency and immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.

    1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund hereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.

    1.5 As soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. In addition, each shareholder of record of the Acquired Fund shall have the right to receive any unpaid dividends or other distributions which are declared before the Valuation Date with respect to the shares of the Acquired Fund that are held by the shareholders on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with Section 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

    1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
    1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

    1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates, with respect to liquidation and termination of the Acquired Fund, on which the Acquired Fund is liquidated and terminated.

  2. VALUATION.

    2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.

    2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.

    2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.

    2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund.

  3.CLOSING AND CLOSING DATE.

    3.1 The Closing Date shall be January 12, 1996 or such later date as the parties may mutually agree. All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.

    3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

    3.3 Federated Services Company, as transfer agent for each of the Acquired Fund and Acquiring Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

  4.REPRESENTATIONS AND WARRANTIES.

    4.1 With respect to the Acquired Fund, the Trust represents and warrants as follows:

      (a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry out this Agreement.

      (b) The Trust is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

      (c) The Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.

      (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.

      (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

      (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein as necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (g) The Statements of Assets and Liabilities of the Acquired Fund at April 30, 1995 and 1994 have been audited by Price Waterhouse LLP, independent accountants, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.

      (h) Since April 30, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.

      (i) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.

      (j) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

      (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.

      (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.

      (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Trustees of the Trust and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

      (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

      (o) Virtus Capital Management, Inc. has agreed to assume the expense of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquiring Fund's shareholders and the costs of holding the Special Meeting of Shareholders.

    4.2 With respect to the Acquiring Fund, the Trust represents and warrants as follows:

      (a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted and to carry out this Agreement.

      (b) The Trust is registered under the 1940 Act as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

      (c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (d) The Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.

      (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
      (f) The Statement of Assets and Liabilities of the Acquiring Fund at April 30, 1995, have been audited by Price Waterhouse LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such date.

      (g) Since April 30, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.

      (h) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law then to be filed shall have been filed, and all Federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof.

      (i) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

      (j) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other right to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

      (k) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Trust's Trustees, and this Agreement will constitute the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

      (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

      (m) The Acquiring Fund has entered into an agreement under which Virtus Capital Management, Inc. will assume the expenses of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's shareholders and the costs of holding the Special Meeting of Shareholders.

  5. COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

    5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

    5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

    5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

    5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for Federal income tax purposes which will be carried over to the Acquiring Fund as a result of
  Section 381 of the Code and which will be certified by the Acquired Fund's President and its Treasurer.

    5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(n), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

    5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

    5.7 Prior to the Valuation Date, the Acquired Fund shall have a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, for the taxable periods or years ended on April 30, 1995 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before April 30, 1995 and in the period from said date to and including the Closing Date.

  6. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

    The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

    6.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

    6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquired Fund.

    6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.

  7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.

    The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

    7.1 All representations and warranties of Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

    7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.

  8. FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

    If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.

    8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund's Declaration of Trust.

    8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

    8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.

    8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

    8.5 The Trust shall have received an opinion of Dickstein, Shapiro & Morin, L.L.P. substantially to the effect that for Federal income tax purposes:

      (a) The transfer of all of the Acquired Fund assets in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of
    Section 368(a)(1)(C) of the Code; (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund; (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization; (f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization; (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and (h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).

  9. TERMINATION OF AGREEMENT.

    9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of the Trust at any time prior to the Closing Date if circumstances should develop that, in the opinion of either of the parties' Board of Trustees, make proceeding with the Agreement inadvisable.

    9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the trustees, officers or shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.

  10. WAIVER.

    At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Trustees of the Trust, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.

  11. MISCELLANEOUS.

    11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.

    11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
    11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without giving effect to principles of conflict of laws.

    11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.

    11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

    11.6 The Acquired Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Acquiring Fund and agrees that the obligations assumed by the Acquiring Fund pursuant to this Agreement shall be limited in any case to the Acquiring Fund and its assets and the Acquired Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquiring Fund, the trustees, officers, employees or agents of the Acquiring Fund or any of them.

    11.7 The Acquiring Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Acquired Fund and agrees that the obligations assumed by the Acquired Fund pursuant to this Agreement shall be limited in any case to the Acquired Fund and its assets and the Acquiring Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquired Fund, the trustees, officers, employees or agents of the Acquired Fund or any of them.


  IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                                          Acquired Fund:

                                          BLANCHARD FUNDS, on behalf of its
                                          Portfolio,
                                          BLANCHARD SHORT-TERM GLOBAL INCOME
                                          FUND

Attest:

/s/ C. Grant Anderson                     By: /s/ Joseph S. Machi
 ......................................    ...................................
                  Assistant Secretary

                                          Name: Joseph S. Machi
                                          ...................................

                                          Title: Vice President
                                          ...................................


                                          Acquiring Fund:

                                          BLANCHARD FUNDS, on behalf of its
                                          Portfolio,
                                          BLANCHARD SHORT-TERM FLEXIBLE INCOME
                                          FUND
Attest:

/s/ C. Grant Anderson                     By: /s/ Joseph S. Machi
 ......................................    ....................................
                  Assistant Secretary

                                          Name: Joseph S. Machi
                                          ....................................

                                          Title: Vice President
                                          ....................................








                                     LOGO

                          ACQUISITION OF THE ASSETS OF
                     BLANCHARD SHORT-TERM GLOBAL INCOME FUND

                    BY AND IN EXCHANGE FOR SHARES OF THE
                    BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND
                            FEDERATED INVESTORS TOWER
                       PITTSBURGH, PENNSYLVANIA 15222-3779
                        TELEPHONE NUMBER: 1-800-829-3863
                       STATEMENT OF ADDITIONAL INFORMATION

     This Statement of Additional Information dated December 20, 1995 is not a prospectus. A Prospectus/Proxy Statement dated December 20, 1995 related to the above-referenced matter may be obtained from Blanchard Funds on behalf of its portfolio, Blanchard Short-Term Flexible Income Fund, through Signet Financial Services, Inc. at 41 Madison Avenue, 24th Floor, New York, New York 10010. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.

     FEDERATED INVESTORS TOWER
     PITTSBURGH, PA 15222-3779

                     Statement dated December 20, 1995

  FEDERATED SECURITIES CORP.
  --------------------------------
  Distributor
  A subsidiary of FEDERATED INVESTORS



TABLE OF CONTENTS
--------------------------------------------------------------------------------

1. Statement of Additional Information of Blanchard Short-Term Global Income Fund, dated August 7, 1995

2. Statement of Additional Information of Blanchard Short-Term Flexible Income Fund, dated August 7, 1995

3. Financial Statements of Blanchard Short-Term Global Income Fund, dated April 30, 1995

4. Financial Statements of Blanchard Short-Term Flexible Income Fund, dated April 30, 1995

5. Pro Forma Financial Statements


The Statements of Additional Information of Blanchard Short-Term Global Income Fund and Blanchard Short-Term Flexible Income Fund dated August 7, 1995, are incorporated herein by reference to Post-Effective Amendment No. 29 to Blanchard Funds' Registration Statement on Form N-1A (File No. 33-3165) which was filed with the Securities and Exchange Commission on or about August 7, 1995. A copy may be obtained from Signet Financial Services, Inc. at 41 Madison Avenue, 24th Floor, New York, New York 10010. Telephone Number: 1-800-829-3863.

The financial statements of Blanchard Short-Term Global Income Fund and Blanchard Short-Term Flexible Income Fund dated April 30, 1995 are incorporated herein by reference to their respective Statements of Additional Information dated August 7, 1995, and filed with the Securities and Exchange Commission on or about August 7, 1995.


  THE BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND (FORMERLY THE BLANCHARD SHORT-
          TERM BOND FUND) THE BLANCHARD SHORT-TERM GLOBAL INCOME FUND

      Introduction to Proposed Fund Merger (unaudited) April 30, 1995

The accompanying unaudited Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of The Blanchard Short-Term Flexible Income Fund (formerly The Blanchard Short-Term Bond Fund) and The Blanchard Short-Term Global Income Fund (the "Funds") at and for the year ended April 30, 1995. Effective October 10, 1995, the Blanchard Short-Term Bond Fund changed its name to the Blanchard Short-Term Flexible Income Fund.
  The Blanchard Short-Term Flexible Income Fund (formerly The Blanchard Short-Term Bond Fund) The Blanchard Short-Term Global Income Fund Pro Forma Combining
             Schedule of Portfolio of Investments (unaudited)

                              April 30, 1995

             Principal Amount                                                           Value
 -----------------------------------------                            ------------------------------------------
 The Blanchard   The Blanchard                                        The Blanchard   The Blanchard
 Short-Term      Short-Term                                           Short-Term      Short-Term
 Flexible Income Global Income  Pro Forma                             Flexible Income Global Income  Pro Forma
 Fund            Fund           Combined                              Fund            Fund           Combined
 --------------- ------------- -----------                            --------------- ------------- ------------
                                           FOREIGN FIXED INCOME -
                                           23.9%
                                           GERMANY - 6.4%
                                           GOVERNMENT/AGENCY - 6.4%
             Dem  $17,500,000  $17,500,000 Allemagne, 6.63%,                          $ 12,887,568  $ 12,887,568
                                           1/20/98
                    5,100,000    5,100,000 Treuhandanat, 6.13%,                          3,703,978     3,703,978
                                           6/25/98
                                                                                      ------------  ------------
                                            Total                                       16,591,546    16,591,546
                                                                                      ------------  ------------
                                           NETHERLANDS - 7.3%
                                           GOVERNMENT/AGENCY - 7.3%
             Nlg   29,000,000   29,000,000 Hollande, 6.25%, 7/15/98                     18,790,416    18,790,416
                                                                                      ------------  ------------
                                           UNITED KINGDOM - 10.2%
                                           FINANCIAL SERVICES -
                                           5.5%
             Gbp    1,000,000    1,000,000 Abbey National, 7.75%,                        1,574,870     1,574,870
                                           6/23/98
                    2,225,000    2,225,000 Abbey National, 6.00%,                        3,242,286     3,242,286
                                           8/10/99
                    1,000,000    1,000,000 Bayerische Hypotheken,                        1,530,620     1,530,620
                                           7.00%, 12/21/98
                    2,000,000    2,000,000 Halifax, 7.75%, 12/03/98                      3,113,535     3,113,535
                      830,000      830,000 Leeds Permanent, 7.38%,                       1,285,440     1,285,440
                                           5/06/98
                    1,000,000    1,000,000 Lloyds Bank, 10.25%,                          1,665,379     1,665,379
                                           3/11/98
                    1,000,000    1,000,000 National Providence
                                            Building, 8.25%,
                                            11/04/98                                     1,586,938     1,586,938
                                                                                      ------------  ------------
                                            Total                                       13,999,068    13,999,068
                                                                                      ------------  ------------
                                           GOVERNMENT/AGENCY - 4.7%
                    8,140,000    8,140,000 United Kingdom Treasury,
                                            7.00%, 11/06/01                             12,217,760    12,217,760
                                                                                      ------------  ------------
                                            Total United Kingdom                        26,216,828    26,216,828
                                                                                      ------------  ------------
                                             TOTAL FOREIGN FIXED
                                             INCOME (IDENTIFIED
                                             COST $61,998,519)                          61,598,790    61,598,790
                                                                                      ------------  ------------
                                           U.S. FIXED INCOME -
                                           65.6%
                                           AIRLINES - 1.3%
                    3,000,000    3,000,000 *United Airlines Inc.,
                                            Series A, 10.67%,
                                            5/01/04                                      3,268,370     3,268,370
                                                                                      ------------  ------------
                                           COMPUTERS & RELATED -
                                           2.5%
                    5,000,000    5,000,000 Comdisco Inc., 7.25%,                         4,998,800     4,998,800
                                           4/15/98
                    1,000,000    1,000,000 Unisys Corp. Sr. Note,                        1,026,446     1,026,446
                                           9.75%, 9/15/96
                      500,000      500,000 Unisys Corp. Sr. Note,                          500,750       500,750
                                           9.50%, 7/15/98
                                                                                      ------------  ------------
                                            Total                                        6,525,996     6,525,996
                                                                                      ------------  ------------
                                           CONSUMER RELATED - 2.0%
      $  500,000                   500,000 RJR Nabisco, 8.30%,          $   509,828                      509,828
                                           4/15/99
                    2,000,000    2,000,000 RJR Nabisco, 8.75%,                           1,942,688     1,942,688
                                           8/15/05
                    2,500,000    2,500,000 Valassis Inserts, 9.38%,                      2,592,003     2,592,003
                                           3/15/99
                                                                        -----------   ------------  ------------
                                            Total                           509,828      4,534,691     5,044,519
                                                                        -----------   ------------  ------------
                                           ELECTRICAL UTILITIES -
                                           2.0%
                    2,750,000    2,750,000 Long Island Lighting,                         2,603,736     2,603,736
                                           7.30%, 7/15/99
                    2,500,000    2,500,000 Niagara Mohawk Power
                                            Corp., 9.95%, 6/01/00                        2,632,675     2,632,675
                                                                                      ------------  ------------
                                            Total                                        5,236,411     5,236,411
                                                                                      ------------  ------------



                 The Blanchard Short-Term Flexible Income Fund
                 (formerly The Blanchard Short-Term Bond Fund)
                  The Blanchard Short-Term Global Income Fund

   Pro Forma Combining Schedule of Portfolio of Investments (unaudited)

                              April 30, 1995

             Principal Amount                                                           Value
 -----------------------------------------                            ------------------------------------------
 The Blanchard   The Blanchard                                        The Blanchard   The Blanchard
 Short-Term      Short-Term                                           Short-Term      Short-Term
 Flexible Income Global Income  Pro Forma                             Flexible Income Global Income  Pro Forma
 Fund            Fund           Combined                              Fund            Fund           Combined
 --------------- ------------- -----------                            --------------- ------------- ------------
                                           ENTERTAINMENT - 2.1%
                  $ 2,000,000  $ 2,000,000 Caesar's World Inc. Sr.
                                            Sub Notes, 8.88%,
                                            8/15/02                                   $  2,065,000  $  2,065,000
                    3,000,000    3,000,000 Time Warner
                                            Entertainment Co.,
                                            9.63%, 5/01/02                               3,245,991     3,245,991
                                                                                      ------------  ------------
                                            Total                                        5,310,991     5,310,991
                                                                                      ------------  ------------
                                           FINANCIAL SERVICES -
                                           30.4%
                    5,000,000    5,000,000 Advanta MTC, Series
                                            1995, 7.82%, 8/25/03                         4,996,875     4,996,875
                    3,211,457    3,211,457 CMC Securities Corp.,
                                            1993, 7.50%, 2/25/23                         3,193,376     3,193,376
                    5,000,000    5,000,000 Chrysler Financial MTN,
                                            7.44%, 10/20/97                              5,013,220     5,013,220
                    5,802,456    5,802,456 Contimortage 1995-1,
                                            8.75%, 4/15/07                               5,894,933     5,894,933
                    5,000,000    5,000,000 Dean Witter Discover &
                                            Co., 6.00%, 3/01/98                          4,855,365     4,855,365
                   10,275,000   10,275,000 Discover Credit Corp.
                                            MTN, 7.76%, 5/13/97                         10,394,180    10,394,180
                    5,000,000    5,000,000 Ford Motor Credit Corp.,
                                           5.32%, 9/15/98                                4,716,200     4,716,200
                    5,686,741    5,686,741 General Electric Capital
                                            Mtg., 1992, 7.50%,
                                            11/25/18                                     5,681,406     5,681,406
                    4,642,955    4,642,955 General Motors
                                            Acceptance Corp., 1993
                                            B A, 4.00%, 9/15/98                          4,537,932     4,537,932
                    2,500,000    2,500,000 Groupe Videotron,
                                            10.63%, 2/15/05                              2,612,500     2,612,500
                    6,000,000    6,000,000 International Business
                                            Machines Credit, 7.40%,
                                            1/19/96                                      6,035,352     6,035,352
                    5,000,000    5,000,000 Lehman Brothers Hldg.
                                            MTN, 8.63%, 2/26/99                          5,104,805     5,104,805
                    2,470,391    2,470,391 Merrill Lynch Mtge.
                                            Inv., 1990, 9.20%,
                                            1/15/11                                      2,566,465     2,566,465
                    4,962,460    4,962,460 Money Store, Series
                                            1995-A, 8.00%, 9/15/05                       4,999,679     4,999,679
                    7,500,000    7,500,000 (e)+ New American
                                            Capital, 7.69%, 7/12/95                      7,500,000     7,500,000
                                                                                      ------------  ------------
                                            Total                                       78,102,288    78,102,288
                                                                                      ------------  ------------
                                           GOVERNMENT/AGENCY -
                                           21.9%
      $1,000,000                 1,000,000 Federal National
                                            Mortgage Assoc., 8.20%,
                                            8/10/98                     $ 1,005,763                    1,005,763
                    5,000,000    5,000,000 Government National
                                            Mortgage Assoc., 9.50%,
                                            12/15/21                                     5,262,500     5,262,500
         209,064                   209,064 Government National
                                            Mortgage Assoc. II,
                                            10.00%, 6/20/16                 221,673                      221,673
                                           Resolution Trust Corp.
         250,000                   250,000  6.00%, 1/15/04                  249,688                      249,688
                    6,795,834    6,795,834 (b)  5.33%, 9/25/21                           6,583,465     6,583,465
                    3,559,951    3,559,951 (b)  5.83%, 9/25/19                           3,453,152     3,453,152
                    2,728,754    2,728,754  5.90%, 7/25/23                               2,701,466     2,701,466
                    2,106,119    2,106,119 (b)  5.97%, 5/25/21                           2,042,936     2,042,936
                    2,093,821    2,093,821 (b)  6.98%, 3/25/22                           2,088,586     2,088,586
                    2,340,164    2,340,164 (b)  7.32%, 11/25/25                          2,305,062     2,305,062
                    6,456,497    6,456,497  7.75%, 12/25/18                              6,424,214     6,424,214
                    3,886,383    3,886,383  7.87%, 9/25/29                               3,879,096     3,879,096



                 The Blanchard Short-Term Flexible Income Fund
                 (formerly The Blanchard Short-Term Bond Fund)
                  The Blanchard Short-Term Global Income Fund

   Pro Forma Combining Schedule of Portfolio of Investments (unaudited)

                              April 30, 1995

             Principal Amount                                                             Value
 -----------------------------------------                              ------------------------------------------
 The Blanchard   The Blanchard                                          The Blanchard   The Blanchard
 Short-Term      Short-Term                                             Short-Term      Short-Term
 Flexible Income Global Income  Pro Forma                               Flexible Income Global Income  Pro Forma
 Fund            Fund           Combined                                Fund            Fund           Combined
 --------------- ------------- -----------                              --------------- ------------- ------------
                  $ 3,931,403  $ 3,931,403 (b)  8.15%, 1/25/21                          $  3,975,631  $  3,975,631
                      937,699      937,699 (b)  8.77%, 3/25/21                               937,230       937,230
                    1,273,000    1,273,000  8.80%, 8/25/23                                 1,303,234     1,303,234
                                           U.S. Treasury Notes
                    4,500,000    4,500,000  6.88%, 10/31/96               $ 4,523,904                    4,523,904
                    2,500,000    2,500,000  7.50%, 2/29/96                  2,523,438                    2,523,438
                    2,000,000    2,000,000  7.50%, 1/31/96                  2,016,874                    2,016,874
                    5,000,000    5,000,000  5.50%, 4/30/96                  4,959,375                    4,959,375
                                                                          -----------   ------------  ------------
                                            Total                          15,500,715     40,956,572    56,457,287
                                                                          -----------   ------------  ------------
                                           HOTELS - 1.0%
                    2,500,000    2,500,000 Embassy Suites, 8.75%,
                                           3/15/00                                         2,487,500     2,487,500
                                                                                        ------------  ------------
                                           INDUSTRIAL RELATED - 1.7%
                    2,500,000    2,500,000 Oryx Energy Co., 9.75%,
                                           9/15/88                                         2,521,875     2,521,875
      $  500,000                   500,000 PDV America Inc., 7.25%,
                                           8/01/98                            455,841                      455,841
                    2,000,000    2,000,000 (c) USX Corp.,
                                            Subordinated Deb.,
                                            5.75%, 7/01/01                                 1,725,000     1,725,000
                                                                          -----------   ------------  ------------
                                            Total                             455,841      4,246,875     4,702,716
                                                                          -----------   ------------  ------------
                                           UTILITIES - 0.7%
                    1,650,000    1,650,000 Arkla Inc., 8.88%,
                                           7/15/99                                 --      1,699,106     1,699,106
                                                                          -----------   ------------  ------------
                                             TOTAL U.S. FIXED
                                             INCOME (IDENTIFIED
                                             COST $167,916,934)            16,466,384    152,368,800   168,835,184
                                                                          -----------   ------------  ------------
                                           U.S. HIGH YIELD SECURITIES
                                           - 2.3%
                                           AIRLINES - 0.1%
         200,000                   200,000 U.S. Air Inc., Series D,
                                           9.80%, 1/15/00                     173,250                      173,250
                                                                          -----------                 ------------
                                           BASIC MATERIALS - 0.2%
         500,000                   500,000 Owens Illinois Inc.,
                                           10.25%, 4/01/99                    511,250                      511,250
                                                                          -----------                 ------------
                                           CONSUMER RELATED - 0.3%
         200,000                   200,000 MacAndrews & Forbes
                                            Group Inc., 12.25%,
                                            7/01/96                           201,500                      201,500
         500,000                   500,000 Revlon Consumer Products
                                            Corp., 9.50%, 6/01/99             491,250                      491,250
                                                                          -----------                 ------------
                                            Total                             692,750                      692,750
                                                                          -----------                 ------------
                                           ENERGY & OIL RELATED -
                                           0.3%
         400,000                   400,000 Texas New Mexico Power
                                            Co., 9.25%, 9/15/00               399,584                      399,584
         500,000                   500,000 Triton Energy Corp., 0%,
                                           11/01/97                           398,750                      398,750
                                                                          -----------                 ------------
                                            Total                             798,334                      798,334
                                                                          -----------                 ------------
                                           FINANCIAL SERVICES - 0.7%
         500,000                   500,000 Great American Holding
                                            Corp., 11.00%, 8/15/98            501,875                      501,875
         500,000                   500,000 Navistar Financial Group
                                            Corp., 8.88%, 11/15/98            492,500                      492,500
         400,000                   400,000 Presidential Life Corp.,
                                           9.50%, 12/15/00                    386,000                      386,000
         500,000                   500,000 Reliance Group Holdings
                                            Inc., 9.00%, 11/15/00             476,875                      476,875
                                                                          -----------                 ------------
                                            Total                           1,857,250                    1,857,250
                                                                          -----------                 ------------



                 The Blanchard Short-Term Flexible Income Fund
                 (formerly The Blanchard Short-Term Bond Fund)
                  The Blanchard Short-Term Global Income Fund

   Pro Forma Combining Schedule of Portfolio of Investments (unaudited)

                              April 30, 1995

             Principal Amount                                                                Value
 -----------------------------------------                                 ------------------------------------------
 The Blanchard   The Blanchard                                             The Blanchard   The Blanchard
 Short-Term      Short-Term                                                Short-Term      Short-Term
 Flexible Income Global Income  Pro Forma                                  Flexible Income Global Income  Pro Forma
 Fund            Fund           Combined                                   Fund            Fund           Combined
 --------------- ------------- -----------                                 --------------- ------------- ------------
                                           INDUSTRIAL RELATED - 0.5%
      $  350,000               $   350,000 Armco, Inc. 9.38%,
                                           11/01/00                          $   331,625                 $    331,625
         350,000                   350,000 Sequa Corp., 8.75%,
                                           12/15/01                              329,437                      329,437
         500,000                   500,000 Unisys Corp., 10.63%,
                                           10/01/99                              527,197                      527,197
                                                                             -----------                 ------------
                                            Total                              1,188,259                    1,188,259
                                                                             -----------                 ------------
                                           MEDICAL SERVICES - 0.1%
         350,000                   350,000 Healthsouth
                                            Rehabilitation Corp.,
                                            9.50%, 4/01/01                       357,875                      357,875
                                                                             -----------                 ------------
                                           TELECOMMUNICATIONS - 0.1%
         168,800                   168,800 SCI Television Inc.,
                                           7.50%, 6/30/98                        167,112                      167,112
                                                                             -----------                 ------------
                                             TOTAL U.S. HIGH YIELD
                                             SECURITIES (IDENTIFIED
                                             COST $5,880,640)                  5,746,080                    5,746,080
                                                                             -----------                 ------------
                                           SHORT-TERM SECURITIES - 6.1%
                  $ 1,000,000    1,000,000 American Express Credit
                                            Corp., 5.70%, 5/01/95                          $  1,000,000     1,000,000
         740,000                   740,000 Associates Corp. of
                                            N.A., 5.80%, 5/01/95                 740,000                      740,000
                    5,000,000    5,000,000 Salomon Inc., 5.91%,
                                           9/29/95                                            4,976,730     4,976,730
                    9,000,000    9,000,000 U.S. Treasury Bill,
                                           4.56%, 5/04/95                                     8,995,800     8,995,800
                                                                             -----------   ------------  ------------
                                             TOTAL SHORT-TERM
                                             SECURITIES (IDENTIFIED
                                             COST $15,715,006)                   740,000     14,972,530    15,712,530
                                                                             -----------   ------------  ------------
                                           OUTSTANDING OPTIONS PURCHASED
                                           - 0.0%
                   Contracts
                 -------------             PUT OPTIONS
                          150          150 (d) Euro$ Future,
                                            expiring 9/18/95 @
                                            $93.50
                                             TOTAL OUTSTANDING
                                             OPTIONS PURCHASED
                                             (IDENTIFIED COST
                                             $72,376)                                            75,000        75,000
                                                                             -----------   ------------  ------------
                                             TOTAL INVESTMENTS
                                             (IDENTIFIED COST
                                             $251,583,475) (A)               $22,952,464   $229,015,120  $251,967,584
                                                                             -----------   ------------  ------------


  * Securities partially segregated to collateralize forward currency contracts and options. Total market value segregated is $1,089,457.

  + Registered under SEC rule 144-A, resale restricted as to qualified institutional buyers: represents 3.21% of net assets.

(a) The aggregate cost for federal income tax purposes is $251,585,654; the gross unrealized appreciation is $1,260,810; and the unrealized depreciation is $878,880; resulting in net unrealized appreciation of $381,930.

(b) Variable rate security. Rate shown reflects the current rate as of April 30, 1995.

(c) Convertible security.

(d) Non-income producing.

(e) Pays interest at LIBOR plus 137.5 basis points until July 12, 1995. After July 12, 1995, the rate resets to 7.69%.

LIBOR = London Interbank Offered Rate

MTN = Medium Term Note

Note: The categories of investments are shown as a percentage of net assets
      ($257,313,955) at April 30, 1995.

Certain securities held in The Blanchard Short-Term Global Income Fund are not permissable investments of The Blanchard Short-Term Flexible Income Fund and will be subsequently liquidated prior to the reorganization.

(See Notes to Pro Forma Financial Statements)


                 The Blanchard Short-Term Flexible Income Fund
                  The Blanchard Short-Term Global Income Fund

   Pro Forma Combining Schedule of Portfolio of Investments (unaudited)

     Schedule of Open Forward Currency Contracts as of April 30, 1995

                  The Blanchard Short-Term Global Income Fund

                                                                             The Blanchard
                                                              Unrealized     Short-Term
Currency                  Currency                  Delivery  Appreciation   Flexible Income Pro Forma
Sold      Amount          Purchased Amount          Date      (Depreciation) Fund            Combined
--------  --------------- --------- --------------- --------- -------------- --------------- -----------
Dem       $    27,281,492    Nlg    $    30,561,000  2-May-95      $21,420                       $21,420
Dem            20,246,000    Gbp          9,115,714  4-May-95       76,039                        76,039
Dem            18,092,800    Itl     22,368,128,640 10-May-95      270,545                       270,545
Itl        28,349,000,000    Dem         25,415,766 10-May-95    1,494,739                     1,494,739
US$             7,904,785    Jpy        778,400,000 10-May-95    1,371,578                     1,371,578
US$            10,000,000    Esp      1,289,950,000 10-May-95      471,053                       471,053
US$            24,600,661    Esp      3,075,082,650 10-May-95      385,791                       385,791
                                                               -----------     -----------   -----------
                                TOTAL UNREALIZED APPRECIATION   $4,091,165                    $4,091,165
                                                               -----------     -----------   -----------
Nlg       $    30,561,000    Dem    $    27,281,735 10-May-95     ($21,246)                     ($21,246)
Gbp             7,490,400    US$         11,879,774 10-May-95     (171,000)                     (171,000)
US$            10,000,000    Aud         13,747,594 10-May-95       (1,822)                       (1,822)
US$            15,000,000    Aud         20,270,270 10-May-95     (258,092)                     (258,092)
US$             9,785,787    Aud         13,241,931 10-May-95     (147,651)                     (147,651)
Dem            48,433,000    US$         34,643,997 10-May-95     (292,382)                     (292,382)
Itl        29,710,219,600    US$         17,099,407 10-May-95     (547,643)                     (547,643)
Aud            45,976,000    US$         33,333,979 10-May-95     (102,868)                     (102,868)
Dem            29,903,730    Itl     31,967,087,370 10-May-95   (2,583,016)                   (2,583,016)
Jpy           778,400,000    US$          7,942,047 10-May-95   (1,334,316)                   (1,334,316)
Esp         4,461,200,000    US$         34,348,630 10-May-95   (1,864,761)                   (1,864,761)
Gbp             9,170,090    Dem         20,246,000  4-Aug-95     (107,629)                     (107,629)
                                                               -----------     -----------   -----------
                                TOTAL UNREALIZED DEPRECIATION  ($7,432,426)                  ($7,432,426)
                                                               -----------     -----------   -----------

      Dem = Deutsche Marks    Nlg = Dutch Guilders     Esp = Spanish Pesetas
      Itl = Italian Lira      Gbp = British Pounds     Aud = Australian Dollars
      Jpy = Japanese Yen



(See Notes to Pro Forma Financial Statements)


                 The Blanchard Short-Term Flexible Income Fund
                  The Blanchard Short-Term Global Income Fund

   Pro Forma Combining Schedule of Portfolio of Investments (unaudited)

     Schedule of Open Forward Currency Contracts as of April 30, 1995

                  The Blanchard Short-Term Global Income Fund

             SCHEDULE OF FOREIGN CURRENCY HELD AS OF APRIL 30, 1995

                                                    The Blanchard
                                                    Short-Term
                                                    Flexible Income Pro Forma
              Currency Held Cost       Market Value Fund            Combined
              ------------- ---------- ------------ --------------- ----------
Australian          138,898   $101,097    $101,097                    $101,097
Dollars
British                  45         73          73                          73
Pounds
Deutsche              1,101        793         793                         793
Marks
Italian Lira  5,162,758,058  3,032,897   3,072,156                   3,072,156
Spanish          17,655,177    143,456     143,456                     143,456
Pesetas
                            ----------  ----------    ----------    ----------
                            $3,278,316  $3,317,575                  $3,317,575
                            ----------  ----------    ----------    ----------




(See Notes to Pro Forma Financial Statements)


                 The Blanchard Short-Term Flexible Income Fund
                 (formerly The Blanchard Short-Term Bond Fund)
                  The Blanchard Short-Term Global Income Fund

    Pro Forma Combining Statement of Assets and Liabilities (unaudited)

                              April 30, 1995

                         The Blanchard   The Blanchard
                         Short-Term      Short-Term
                         Flexible Income Global Income  Pro Forma      Pro Forma
                         Fund            Fund           Adjustments    Combined
                         --------------- -------------  -----------    ------------
ASSETS:
Investments in             $22,952,464   $229,015,120                  $251,967,584
securities, at value
 (Identified cost,
$251,583,475)
Cash                            47,520      2,426,706                     2,474,226
Foreign currencies                  --      3,317,575                     3,317,575
(Identified cost
$3,278,316)
Receivables for:
 Investments sold                   --     50,513,648                    50,513,648
 Shares of beneficial              501         72,379                        72,880
 interest
 Interest                      543,053      3,600,873                     4,143,926
 Forward foreign                    --      4,091,165                     4,091,165
 currency contracts
Deferred organizational         48,680             --                        48,680
expenses
                           -----------   ------------   -----------    ------------
  Total assets              23,592,218    293,037,466                   316,629,684
                           -----------   ------------   -----------    ------------
LIABILITIES:
Payables for:
 Shares of beneficial          106,165        761,158                       867,323
 interest repurchased
 Investments purchased              --     50,456,095                    50,456,095
 Dividends                       7,015        184,269                       191,284
 Forward foreign                    --      7,432,426                     7,432,426
 currency contracts
Accrued expenses and            34,531        359,930                       394,461
other liabilities
                           -----------   ------------   -----------    ------------
  Total liabilities            147,711     59,193,878                    59,341,589
                           -----------   ------------   -----------    ------------
NET ASSETS                 $23,444,507   $233,843,588                  $257,288,095
                           -----------   ------------   -----------    ------------
NET ASSETS CONSIST OF:
Paid-in capital            $24,355,402   $259,231,663                  $283,587,065
Net unrealized                (189,216)    (2,599,236)                   (2,788,452)
appreciation
(depreciation)
 of investments
Net accumulated                (58,696)   (12,044,793)                  (12,103,489)
overdistributed
investment income
Accumulated net               (662,983)   (10,744,046)                  (11,407,029)
realized gain (loss) on
investments
                           -----------   ------------   -----------    ------------
Total Net Assets           $23,444,507   $233,843,588                  $257,288,095
                           -----------   ------------   -----------    ------------
Shares Outstanding           7,985,358    141,135,916   (61,487,205) A   87,634,069
                           -----------   ------------   -----------    ------------
NET ASSET VALUE, and
Redemption Proceeds
 Per Share:                      $2.94          $1.66                         $2.94
                           -----------   ------------   -----------    ------------


A) Adjustment to reflect share balance as a result of combination.

(See Notes to Pro Forma Financial Statements)


                 The Blanchard Short-Term Flexible Income Fund
                 (formerly The Blanchard Short-Term Bond Fund)
                  The Blanchard Short-Term Global Income Fund

          Pro Forma Combining Statement of Operations (unaudited)

                         Year Ended April 30, 1995

                           The Blanchard   The Blanchard
                           Short-Term      Short-Term
                           Flexible Income Global Income Pro Forma     Pro Forma
                           Fund            Fund          Adjustments   Combined
                           --------------- ------------- -----------   -----------
INVESTMENT INCOME:
Interest income (net of
 foreign withholding tax
 of $85,010)                 $1,934,317     $27,791,428   $     --     $29,725,745
                             ----------     -----------   --------     -----------
EXPENSES:
Investment management fee       235,737       2,811,067         --       3,046,804
Plan of distribution fee         78,579         937,022                  1,015,601
Transfer agent fees              75,999         779,000                    854,999
Trustees' fees                   36,894         403,258   (435,768) A        4,384
Custodian fees                   36,080         337,214     (7,678) B      365,616
Accounting fees                  96,176         230,000    (65,000) C      261,176
Professional fees                34,282         168,029                    202,311
Shareholder reports and
notices                          24,950          62,136    (24,950) D       62,136
Organizational expenses          15,429          26,748    (26,748) E       15,429
Registration fees                27,500          26,500    (26,500) F       27,500
Other                             4,474          16,293                     20,767
                             ----------     -----------   --------     -----------
 Total expenses                 666,100       5,797,267   (586,644)      5,876,723
                             ----------     -----------   --------     -----------
 Waivers by Manager and
 Distributor                   (234,663)       (182,085)   203,120 G      (213,628)
                             ----------     -----------   --------     -----------
 Net expenses                   431,437       5,615,182   (383,524)      5,663,095
                             ----------     -----------   --------     -----------
  Net investment income       1,502,880      22,176,246    383,524      24,062,650
                             ----------     -----------   --------     -----------
REALIZED AND UNREALIZED
GAIN (LOSS) ON
INVESTMENTS:
Realized gain (loss) on:
 Investments--net              (541,619)    (10,489,372)        --     (11,030,991)
 Futures transactions--
 net                                 --        (521,197)        --        (521,197)
 Forward currency
  contracts and foreign
  exchange contracts--net       (30,645)    (33,387,574)        --     (33,418,219)
                             ----------     -----------   --------     -----------
  Total realized
  gain(loss)                   (572,264)    (44,398,143)        --     (44,970,407)
Change in unrealized
appreciation
(depreciation) on:
 Investments--net               443,090       7,167,814         --       7,610,904
 Forward currency
  contracts, futures
  transactions and
  translation of other
  assets and liabilities
  denominated in foreign
  currency--net                      --       8,408,763         --       8,408,763
                             ----------     -----------   --------     -----------
  Total unrealized
  appreciation
  (depreciation)                443,090      15,576,577         --      16,019,667
                             ----------     -----------   --------     -----------
  Net realized and
   unrealized gain (loss)
   on investments              (129,174)    (28,821,566)        --     (28,950,740)
                             ----------     -----------   --------     -----------
   Change in net assets
   resulting from
   operations                $1,373,706     ($6,645,320)  $383,524     ($4,888,090)
                             ----------     -----------   --------     -----------


(See Legend on following page)

(See Notes to Pro Forma Financial Statements)


                 The Blanchard Short-Term Flexible Income Fund
                 (formerly The Blanchard Short-Term Bond Fund)
                  The Blanchard Short-Term Global Income Fund
            Pro Forma Combining Statement of Operations (Continued)

                  Year Ended April 30, 1995 (unaudited)

A) Adjustment to reflect the elimination of the pension plan expense covering the independent Trustees of The Blanchard Short-Term Flexible Income Fund and The Blanchard Short-Term Global Income Fund.

B) U.S. Trust Company serves as custodian for the funds. Custody fees would be charged at the rate of .03 of 1% on the first $50 million of average aggregate daily net assets of the Fund; .02 of 1% on the next $50 million; and .01 of 1% of the remaining assets. This adjustment reflects the decrease in fees due to the increased assets of the combined fund. Effective October 16, 1995, Signet Trust Company began providing custody services for the Blanchard Short-Term Flexible Income Fund.

C) Mutual Funds Service Corporation ("MFSC"), a division of United States Trust Company also maintained the Funds' accounting records. The MFSC fee is based on the level of each Fund's average net assets for the period, plus out-of-pocket expenses. This adjustment reflects the decrease of the minimum charge associated with the Short-Term Flexible Income Fund. Effective October 16, 1995, Federated Services Company began providing portfolio accounting services for the funds.

D) Printing and postage expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

E) Organizational expenses of each fund were deferred and are amortized over a five year period from the date of commencement of the funds' operations. This adjustment reflects the assumption by the Manager of the remaining organizational expenses on the Short-Term Global Fund.

F) Adjustment to reflect the elimination of state registration costs for The Blanchard Short-Term Global Income Fund only.

G) Virtus Capital Management, (the "Manager") receives for its services an advisory fee of .75 of 1% of the Funds' average daily net assets. The Manager may voluntarily choose to waive a portion of its fee. The Manager can modify or terminate this voluntary waiver at any time at its sole discretion.

H) All merger related costs will be borne by the advisor, Virtus Capital Management.


(See Notes to Pro Forma Financial Statements)



                 The Blanchard Short-Term Flexible Income Fund
                 (formerly The Blanchard Short-Term Bond Fund)
                  The Blanchard Short-Term Global Income Fund

           Notes to Pro Forma Financial Statements (unaudited)

1. BASIS OF COMBINATION

  The unaudited Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations reflect the records of The Blanchard Short-Term Flexible Income Fund (formerly The Blanchard Short-Term Bond Fund), and the Blanchard Short-Term Global Income Fund, two of the ten portfolios offered by the Blanchard Funds for the year ended April 30, 1995.

  The Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations should be read in conjunction with the historical financial statements of the Funds incorporated by reference in the Statement of Additional Information.

  The Pro Forma statements give effect to the proposed transfer of the assets of The Blanchard Short-Term Global Income Fund in exchange for shares of The Blanchard Short-Term Flexible Income Fund.

  The Pro Forma financial statements reflect the anticipated advisory, administration, custodial, and distribution fee arrangements for the surviving entity, including anticipated voluntary fee waivers. Certain other operating costs have also been adjusted to reflect anticipated expenses of the combined entity. Other costs which may change as a result of the reorganization are currently indeterminable.

  For the fiscal year ended April 30, 1995, The Blanchard Short-Term Flexible Income Fund and The Blanchard Short-Term Global Income Fund accrued investment advisory fees computed at the annual rate of 0.75% of average daily net assets for both Funds. A portion of the investment advisory fee was waived by the Manager for both Funds.

  The manager, administrator, custodian and distributor may voluntarily choose to waive a portion of their fees and reimburse certain other operating expenses of The Blanchard Short-Term Flexible Income Fund and The Blanchard Short-Term Global Income Fund.

2. SHARES OF BENEFICIAL INTEREST

  The Pro Forma net asset value per share assumes the issuance of 79,648,711 shares of The Blanchard Short-Term Flexible Income Fund in exchange for 141,135,916 shares from The Blanchard Short-Term Global Income Fund which would have been issued at April 30, 1995, in connection with the proposed reorganization.





BLANCHARD SHORT-TERM GLOBAL INCOME FUND
FEDERATED INVESTORS TOWER
PITTSBURGH, PA 15222-3779


BLANCHARD SHORT-TERM GLOBAL INCOME FUND
CUSIP NO.  093265205
FOR SPECIAL MEETING OF SHAREHOLDERS FEBRUARY 9, 1996

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned shareholders of Blanchard Short-Term Global Income Fund, a portfolio of Blanchard Funds hereby appoint C. Grant Anderson, Patricia F. Conner, Cathy Ryan, Suzanne Land and Gia Albanowski or any one of them, true and lawful attorneys, with the power of substitution of each, to vote all shares of Blanchard Short-Term Global Income Fund, which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on February 9, 1996, at Federated Investors Tower, Pittsburgh, Pennsylvania, at 2:00 p.m. (Eastern time) and at any adjournment or postponement thereof.

Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

PROPOSAL(S)

1) TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION PROVIDING FOR THE TRANSFER OF THE ASSETS OF BLANCHARD SHORT-TERM GLOBAL INCOME FUND TO BLANCHARD SHORT-TERM FLEXIBLE INCOME FUND.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES WHO RECOMMEND THAT YOU VOTE FOR THE PROPOSED REORGANIZATION. The attorneys named will vote the shares represented by this proxy in accordance with the choices made on this card. IF NO CHOICE IS INDICATED AS TO ANY ITEM, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.

PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION. Place the ballot so that the return address, located on the reverse side of the mail-in-stub, appears through the window of the envelope.

BLANCHARD SHORT-TERM GLOBAL INCOME FUNDPROXY VOTING MAIL-IN STUB

RECORD DATE SHARES

Please sign EXACTLY as your name(s) appear above. When signing as attorney, executor, administrator, guardian, trustee, custodian, etc., please give your full title as such. If a corporation or partnership, please sign the full name by an authorized officer or partner. If stock is owned jointly, all parties should sign.
                          PROPOSAL(S):

                          1) FOR        AGAINST        ABSTAIN
                                 ----           ----           ----

Dated:                , 19
       ===============    ====


Signature(s) of Shareholders(s)



                                                         Appendix A

The graphic presentation displayed here consists of a vertical bar chart representing the total returns each year by BSTGIF and BSTFIF from April 16, 1993 through November 30, 1995. The first bar, representing the total return of BSTGIF from April 16, 1993 through December 31, 1993, indicates a total return of 6.16%. The second bar, representing the total return of BSTGIF from January 1, 1994 through December 31, 1994, indicates a total return of (4.59)%. The third bar, representing the total return of BSTGIF from January 1, 1995 through November 30, 1995, indicates a total return of 6.42%. The fourth bar, representing the total return of BSTFIF from April 16, 1993 through December 31, 1993, indicates a total return of 4.44%. The fifth bar, representing the total return of BSTFIF from January 1, 1994 through December 31, 1994, indicates a total return of 1.02%. The sixth bar, representing the total return of BSTFIF from January 1, 1995 through November 30, 1995, indicates a total return of 8.20%.



                                                          Appendix B

The graphic presentation here displayed consists of a horizontal line graph as a representation of a comparison of change in month end share prices for BSTFIF from April 16, 1993 through November 30, 1995. BSTFIF is represented by a horizontal solid line with intermittent blocks indicating each month end from April 16, 1993 through November 30, 1995. The `y' axis represents five share prices of $2.625, $2.750, $2.875, $3.000 and $3.125. The `x' axis reflects computation dates from April 16, 1993 through November 30, 1995.



                                                          Appendix C

The graphic presentation here displayed consists of a legend at the bottom of the graphic illustration indicating the components of the corresponding graph. Blanchard Short-Term Bond Fund is indicated by a broken line. Merrill Lynch Short-Term Treasuries Index is indicated by a solid line. Merrill Lynch Short-Term Government Corporate Index is indicated by a dotted line. The `y' axis of the graph represents the cost of investment. The `x' axis represents computation periods from the Fund's inception date, April 16, 1993, through April 30, 1995. The right margin reflects the ending value of the hypothetical investment in the Fund as compared to Merrill Lynch Short-Term Treasuries Index and Merrill Lynch Short-Term Government Corporate Index; the ending values are $10,942, $10,781 and $10,776, respectively. There is also a legend in the top center of the graphic presentation which indicates the average annual returns of the Fund through April 30, 1995, beginning with the inception date of the Fund, April 16, 1993, and the one-year period; the Average Annual Returns are 4.51% and 5.34%, respectively.


PART C - OTHER INFORMATION
Item 15.  Indemnification
     Indemnification is provided to officers and trustees of the Registrant pursuant to the Registrant's Declaration of Trust, except where such indemnification is not permitted by law. However, the Declaration of Trust does not protect the trustees from liabilities based on willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
     Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
     Insofar as indemnification for liabilities arising under the Act may be permitted to trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     Insofar as indemnification for liabilities may be permitted pursuant to
Section 17 of the Investment Company Act of 1940 for trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made: (i) by a majority vote of a quorum of non-party trustees who are not interested persons of the Registrant; or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16.  Exhibits
1.1 Conformed Copy of Declaration of Trust of the Registrant dated January 24, 1986(1)
1.2 Conformed Copy of Amendment to the Declaration of Trust of the Registrant dated December 4, 1990(2)
2.     Copy of Bylaws of the Registrant(1)
3.     Not Applicable
4. Agreement and Plan of Reorganization is included as Appendix A to the Combined Proxy Statement and Prospectus of this Registration Statement
       (7)
5.     Not Applicable
6.1 Form of Management Agreement between Registrant and Sheffield Management Company for Short-Term Global Income Fund series(2)
6.2 Form of Management Agreement between Registrant and Sheffield Management Company for Short-Term Bond Fund series(3)
6.3 Form of Sub-Advisory Agreement between Sheffield Management Company and Lombard Odier International Portfolio Management Limited for Short-Term Global Income Fund series(2)
6.4 Form of Sub-Advisory Agreement between Sheffield Management Company and OFFITBANK for Short-Term Bond Fund series(3)
6.5 Forms of Sub-Advisory Agreements for Short-Term Global Income Fund and Short-Term Bond Fund between Virtus Capital Management, Inc. and Lombard Odier International Portfolio Management Limited and OFFITBANK, respectively(4)
6.5 Forms of Sub-Advisory Agreement between Lombard Odier International Portfolio Management Limited and WLO Global Management for Short-Term Global Income Fund(4)
7.1 Form of Distribution Agreement between Registrant and Sheffield Investments, Inc. for Short-Term Global Income Fund series(5)
7.2 Form of Distribution Agreement between Registrant and Sheffield Investments, Inc. for Short-Term Bond Fund series(3)
7.2 Conformed copy of Distributor's Contract between Registrant, on behalf of each of the series, and Federated Securities Corp.(6)
8.     Not Applicable
9.1 Forms of Custody, Transfer Agency and Fund Accounting and Pricing Services Agreements between Registrant and United States Trust Company of New York for Short-Term Global Income Fund series(5)
9.2 Forms of Custody, Transfer Agency and Fund Accounting and Pricing Services Agreements between Registrant and United States Trust Company of New York for Short-Term Bond Fund series(3)
9.3 Form of Sub-Custodian Agreement United States Trust Company of New York and Citibank, N.A. for Short-Term Global Income Fund series(5)
9.4 Form of Sub-Custodian Agreement United States Trust Company of New York and Morgan Stanley Trust Company for Short-Term Bond Fund series(3)
10.1 Form of Rule 12b-1 Distribution and Marketing Plan for Short-Term Global Income Fund series(5)
10.2 Form of Rule 12b-1 Distribution and Marketing Plan for Short-Term Bond Fund series(3)
10.3   Conformed copy of Distribution Plan(6)
10.4   Copy of 12b-1 Agreement(6)
11.    Opinion regarding legality of shares being issued (7)
12.    Form of Opinion regarding tax consequences of Reorganization (7)
13.1 Conformed copy of Administrative Services Agreement between Registrant, on behalf of each series, and Federated Administrative Services(6)
14.    Conformed Copy of Consent of Price Waterhouse LLP, Independent
       Accountants*
15.    Not Applicable
16.    Conformed Copy of Power of Attorney(6)
17.1   Copy of Declaration under Rule 24f-2 (7)
17.2   Form of Proxy (7)

*    Filed electronically.

(1) Response is incorporated by reference to Registrant's Initial Registration Statement on Form N-1A filed February 5, 1986 (File Nos. 33-3165 and 811-4579).

(2) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 8 on Form N-1A filed on December 21, 1990 (File Nos. 33-3165 and 811-4579).

(3) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 16 on Form N-1A filed February 5, 1993 (File Nos. 33-3165 and 811-
4579).

(4) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 29 on Form N-1A filed August7, 1995 (File Nos. 33-3165 and 811-
4579).

(5) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 7 on Form N-1A filed November 2, 1990 (File Nos. 33-3165 and 811-
4579).

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 30 on Form N-1A filed September 1, 1995 (File Nos. 33-3165 and 811-4579).
(7) Response is incoporated by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-14 filed October 26, 1995 (File Nos. 811-4579)


Item 17.  Undertakings
     (1) The undersigned Registrant agrees that prior to any public reofferring of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reofferring prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant, BLANCHARD FUNDS, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on December 20, 1995.
                         BLANCHARD FUNDS
                         (Registrant)
                         By:/s/ C. Grant Anderson
                         C. Grant Anderson, Assistant Secretary
                         Attorney in Fact for John F. Donahue
                         December 20, 1995
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:
   NAME                       TITLE                    DATE
By:/s/C. Grant Anderson
   C. Grant Anderson        Attorney In Fact  December 20, 1995
   ASSISTANT SECRETARY      For the Persons
                            Listed Below
   NAME                       TITLE

John F. Donahue*            Chairman and Trustee
                            (Chief Executive Officer)

Edward C. Gonzales*         President, Treasurer and
                            Trustee     (Principal Financial
                            and Accounting Officer)

Thomas G. Bigley*           Trustee

John T. Conroy, Jr.*        Trustee

William J. Copeland*        Trustee

James E. Dowd*              Trustee

Lawrence D. Ellis, M.D.*    Trustee

Edward L. Flaherty, Jr.*    Trustee

Peter E. Madden*            Trustee

Gregor F. Meyer*            Trustee
John E. Murray, Jr.*        Trustee

Wesley W. Posvar*           Trustee

Marjorie P. Smuts*          Trustee